As filed with the Securities and Exchange Commission on May 31, 2005

Registration No. 333-101677
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM SB-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DECORIZE, INC.
(Name of small business issuer in its charter)

Delaware	5020	43-1931810
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1938 East Phelps
Springfield, Missouri 65802
(417) 879-3326

(Address and telephone number of principal executive offices and principal place of business)

James K. Parsons, President and Chief Executive Officer
1938 East Phelps
Springfield, Missouri 65802
(417) 879-3326

(Name, address and telephone number of agent for service)

Copy to:
Lance M. Hardenburg
Hallett & Perrin, P.C.
2001 Bryan Street, Suite 3900
Dallas, Texas 75201
(214) 953-0053

Approximate date of proposed sale to the public: as soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check this box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated May 31, 2005

PROSPECTUS

DECORIZE, INC.

Common Stock, $.001 par value

3,292,427 Shares

The selling stockholders named in this prospectus may use this prospectus to offer and sell up to 3,292,427 shares of our common stock from time to time, including 1,516,285 shares that are currently outstanding, 1,713,142 shares that are issuable to the selling stockholders upon exercise of outstanding warrants and 63,000 shares that are issuable upon conversion of a convertible term note. As of the date of this prospectus, the selling stockholders have sold an aggregate of 538,271 shares pursuant to this offering. The selling stockholders will receive all the proceeds from the sale of the offered shares. See "Selling Stockholders" on page 9 of this prospectus.

Our common stock is traded on the American Stock Exchange under the symbol "DCZ". The last reported sales price of the common stock on the American Stock Exchange on May 20, 2005, was $0.63 per share.

The securities offered in this prospectus involve a high degree of risk. See "Risk Factors" beginning on page 3 of this prospectus to read about certain factors you should consider before deciding whether to invest in our common stock.

Decorize, Inc. is a Delaware corporation. Our principal executive offices are located at 1938 E. Phelps, Springfield, Missouri, 65802 and our phone number is (417) 879-3326. In this prospectus, references to “Decorize,” “we,” “us” and “our” refer to Decorize, Inc. and its subsidiaries.

__________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
__________________________

The date of this prospectus is May __, 2005.

i

TABLE OF CONTENTS

Prospectus Summary	1
Our Company	1
Terms of the Offering	1
Summary Financial Information	2
Risk Factors	3
Cautionary Statement Concerning Forward-Looking Statements	7
Use of Proceeds	8
Determination of Offering Price	8
Selling Stockholders	9
Plan of Distribution	11
Legal Proceedings	12
Directors, Executive Officers, Promoters and Control Persons	12
Security Ownership of Certain Beneficial Owners and Management	15
Description of Securities	17
Description of Business	19
Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Description of Property	33
Certain Relationships and Related Transactions	33
Market for Common Equity and Related Stockholder Matters	35
Executive Compensation	36
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	39
Legal Matters	40
Experts	40
Other Available Information	40
Index to Financial Statements	F-1

ii

PROSPECTUS SUMMARY

Investors should pay particular attention to the information regarding investment risks related to Decorize and this offering of its common stock that are included in the section entitled "Risk Factors" on page 3 of this prospectus.

Our Company

Decorize is a home furnishings and accents company that was founded in March 2000 and became a publicly-traded company in July 2001 through a reverse merger with Guidelocator, Inc., a development stage company that was formed to provide an internet database containing information on fishing guides around the world. The merger has been accounted for as a recapitalization of Decorate, Inc., a predecessor to Decorize. We did not pursue any fishing guide related business after the merger, and our company has focused on the sale of furniture and home décor products to national and local retailers and individual interior decorators since that time. More than 80% of the products sold during our most recent fiscal quarter were manufactured for us by suppliers located in the Far East. Shares of Decorize common stock traded on the over-the-counter market until Decorize’s common stock became listed for trading on the American Stock Exchange in March 2002.

Our home furnishings business operates as a "source to business" supplier, which is designed to serve both large and small United States retail customers. We ship the majority of our products directly from overseas manufacturers to our retail customers, and we are not aware of any competitors to Decorize that have adopted our model. We believe that product value, item uniqueness, product selection and delivery options are the primary factors that influence our customers’ purchasing decisions. Decorize's objective in evaluating our shipping methods, pricing, product offerings and other aspects of our business model has been to determine how to enable Decorize to surpass the offerings of industry competitors with respect to these major factors. We are continuing to transition manufacturing that is done for or by Decorize in the United States to our suppliers in the Far East.

Decorize operates as one business unit with three brands: decorize.com, GuildMaster and Faith Walk Designs. We acquired GuildMaster in June 2001, and completed the acquisition of Faith Walk in July 2001. Each of our brands operated as a separate company prior to being acquired by Decorize. For more information about our business, see "Description of Business" on page 19 of this prospectus.

Terms of the Offering

Common stock offered by our selling stockholders	3,292,427 shares

Common stock to be outstanding after the offering	14,942,877 shares (assumes all warrants and convertible securities are exercised and that all shares offered are sold)

Use of Proceeds	We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.

American Stock Exchange symbol	DCZ

Summary Financial Information

Below is a table summarizing our consolidated financial information. The summary financial data set forth below have been derived from our audited and unaudited financial statements included in this prospectus beginning on page F-1. All financial data contained in this prospectus represent historical information and do not necessarily indicate our future results.

	Nine Months Ended		Year Ended
	March 31, 2004	March 31, 2005	June 30, 2003	June 30, 2004
	(unaudited)	(unaudited)
Statement of Operations Data:
Net sales	$10,089,026	$8,809,435	$15,563,406	$12,056,856
Gross profit	1,608,229	2,847,459	5,875,197	2,092,022
Operating expenses	4,424,698	3,781,396	6,364,689	5,706,453
Loss from operations	(2,816,469)	(933,937)	(489,492)	(3,614,431)
Other expense	(674,826)	(533,872)	(662,913)	(832,508)
Loss before income taxes	(3,491,295)	(1,467,809)	(1,152,405)	(4,446,939)
Net loss	(3,491,295)	(1,467,809)	(1,152,405)	(4,446,939)
Basic loss per share	(0.30)	(0.11)	(0.11)	(0.37)
Diluted loss per share	(0.30)	(0.11)	(0.11)	(0.37)
Weighted average common shares outstanding - basic	11,638,925	13,157,647	10,913,004	12,059,481
Weighted average common and dilutive shares outstanding	11,638,925	13,157,647	10,913,004	12,059,481

As of March 31, 2005
(unaudited)
Balance Sheet Data:
Working capital	$(1,033,095)
Total assets	6,892,718
Capital lease obligations, less current maturities	29,928
Long-term debt, less current portion	37,606
Notes payable to stockholders	1,821,502
Stockholders’ equity	735,768

RISK FACTORS

The value of our business and an investment in our common stock is subject to the significant risks inherent in our business. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus. If any of the events described below actually occur, our profitability may decline or we may incur losses, which in turn could cause the price of our common stock to decline, perhaps significantly.

Risks Related To Our Company

Our limited operating history makes it difficult for us to evaluate our future business prospects and make decisions based on those estimates of our future performance.

The concept for our business model was developed in 2000. The acquisitions of our two operating subsidiaries were completed in June 2001 and July 2001, respectively. Even though GuildMaster and Faith Walk Designs have operated independently for some time, we have a limited operating history in our current combined form, which makes it difficult to evaluate our business on the basis of historical operations. Also, our largest brand in terms of revenues, Decorize, which accounted for approximately 72.5% of our sales in fiscal 2004, has only been operational since March 2000. As a consequence, our past results may not be indicative of future results. Although this is true for any business, it is particularly true for us because of our limited operating history. Reliance on historical results may hinder our ability to anticipate and timely adapt to increases or decreases in sales, revenues or expenses. For example, if we overestimate our future sales for a particular period or periods based on our historical growth rate, we may increase our overhead and other operating expenses to a greater degree than we would have if we correctly anticipated the lower sales level for that period and reduced our controllable expenses accordingly. If we make poor budgetary decisions as a result of unreliable historical data, we could be less profitable or incur losses, which may result in a decline in our stock price.

We have incurred losses historically, and we may not be able to attain or maintain profitability.

We incurred a net loss of $4.4 million for the fiscal year ended June 30, 2004, which was an increase of 266% over the $1.2 million loss in fiscal 2003. Although our revenues increased significantly since the beginning of fiscal 2002, we have not maintained profitability. We cannot assure you that our operating losses will decline, even if our sales increase dramatically. We will need to generate greater revenues and improve our operating margins to achieve and maintain profitability in the future. If our operating losses continue on a long-term basis, our stock price may decline, perhaps significantly, and you could lose the value of your investment. Alternatively, we may have to sell the company or a significant portion of its assets or consider a plan of liquidation, in which a case you could lose your investment entirely.

Our customers have no obligation to purchase from us, which may result in sudden declines in sales.

Our customer mix currently consists of approximately twelve large retailers and more than a thousand specialty retailers, department stores, designers and decorators. We do not have supply agreements or other volume commitments that are binding on our customers, and our sales originate solely from individual purchase orders that we negotiate with our individual customers. As a consequence, our customers are not obligated to purchase any amount of our products and they may choose to stop or decrease their level of product purchases from us at any time, without giving us prior notice. This could cause our sales to fluctuate, and we could experience a sudden and unexpected decline in sales. We could experience unexpected operational losses if our customer sales were to decline significantly without notice. Furthermore, our revenue projections are subject to greater uncertainty than if we had volume commitments from one or more of our largest customers. Although our top five customers in fiscal year 2004 accounted for approximately 66% of our revenues, we cannot assure you that these customers, or any of our customers, will continue to purchase our products in significant volume, or at all.

We are implementing a strategy to grow and expand our business, which is expensive and may not generate increases in our revenues.

We intend to expand our business, and we are incurring expenses associated with our growth and expansion. Although we recently raised funds through private offerings to implement our growth strategy, these funds may not be adequate to offset all of the expenses we incur in expanding our business. We have hired additional employees overseas and continue upgrading our technological infrastructure to improve quality and cost controls, operating efficiency and customer service capabilities. We will need to generate greater revenues to offset expenses associated with our growth, and we may be unsuccessful in achieving greater revenues, despite our attempts to grow our business. If our growth strategies do not result in increased revenues, we may have to abandon our plans for further growth or even reduce the current size of our operations.

We may need to raise additional funds, and these funds may not be available when we need them.

Based on our current plans, we are adjusting our operating expenses so that cash generated from operations and from working capital financing and other short term financing is expected to be sufficient for the foreseeable future to fund our operations at our currently forecasted levels. However, if our forecasts are inaccurate, we will need to raise additional funds. In addition, we expect that we will need to raise additional funds if we decide to pursue more rapid expansion, the development of new or enhanced services and products, appropriate responses to competitive pressures, or the acquisition of complementary businesses or technologies, or if we must respond to unanticipated events that require us to make additional investments. There can be no assurance that additional financing will be available when needed on favorable terms, or at all. If these funds are not available when we need them, then we may need to change our business strategy and reduce our rate of growth.

We must effectively manage the growth of our operations, or we may outgrow our current infrastructure.

During the period from June 1, 2001 to June 30, 2004, our total number of employees increased from 7 to 133, including 93 employees in Asia. During our initial periods of operation as a combined entity, we experienced a high rate of sales growth, which at times exceeded the capacity of our infrastructure and resulted in a backlog of customer orders and product quality issues. The decline in revenues for the current fiscal year is to some degree a result of our previous demand exceeding our infrastructural capacity. We have resolved those capacity issues by hiring additional personnel and upgrading our technology infrastructure, and we will continue pursuing additional sales growth for our company. If we expand too quickly, or if our infrastructure does not improve rapidly enough, our customer orders could again outpace our ability to meet our customers’ needs, which could force us to delay or reduce customer orders. Expanding our infrastructure will be expensive, and will require us to train our workforce, and improve our financial and managerial controls to keep pace with the growth of our operations.
We may engage in acquisitions, which will consume resources and may be unsuccessful or unprofitable.

We may explore the possibility of acquiring other businesses; however, acquisitions are not always successful or profitable. Any future acquisitions could expose us to risks, including risks associated with assimilating new operations, technologies and personnel; diversion of resources from our existing businesses; inability to generate revenues sufficient to offset associated acquisition costs; and risks associated with the maintenance of uniform standards, controls, procedures and policies. Acquisitions may also result in additional expenses from amortizing acquired intangible assets. If we attempt an acquisition and are unsuccessful in its completion, we will likely incur significant expenses without any benefit to our company. If we are successful in completing an acquisition, the risks and other problems we face may ultimately make the acquisition unprofitable. Failed acquisition transactions and underperforming completed acquisitions would burden us with significant costs without any corresponding benefits to us, which could cause our stock price to decrease, perhaps significantly.

We face substantial competition from numerous sources, many of which have access to better resources.

Competition in the wholesale market for home furnishings is intense. We compete with a diverse group of wholesalers ranging from internet businesses to traditional brick-and-mortar companies, many of which have greater resources than Decorize. We believe that barriers to entry in the wholesale furniture and home furnishings market are not significant and start-up costs are relatively low, so our competition may increase in the future. Our belief that there are minimal barriers to entry is based on our observation that operations such as ours do not require the wholesalers to own warehouses, showrooms and factories to operate, which we think is because (i) our direct ship business model can be operated with minimal warehousing needs and costs, which are significantly less than traditional models, (ii) wholesale product orders can be placed after receipt of customer orders, in order to further reduce warehousing needs, (iii) samples can be shown to customers at little or no cost, without the necessity of showroom space for actual product, (iv) if a competitor wants showroom space, it is typically available for lease at competitive rates in most United States markets, and (v) all manufacturing can be done by third party suppliers, so there is no need to own or lease a manufacturing facility. New competitors may be able to launch new businesses similar to ours, and current competitors may replicate our business model, at a relatively low cost. If wholesalers with significantly greater resources than Decorize decide to replicate our business model, they may be able to quickly gain recognition and acceptance of their business methods and products through marketing and promotion. We may not have the resources to compete effectively with current or future competitors. If we are unable to effectively compete, we will lose sales to our competitors and our revenues will decline.

Our directors have the ability to significantly influence any matters to be decided by the stockholders, which may prevent or delay a change in control of our company.

The current members of our Board of Directors beneficially own, in the aggregate, approximately 34.8% of our common stock, on a fully diluted basis. As a result, if they choose to vote in concert, our directors are collectively able to significantly influence the outcome of any corporate matters submitted to our stockholders for approval, including any transaction that might cause a change in control, such as a merger or acquisition. It is unlikely that stockholders in favor of a matter that is opposed by the board of directors, would be able to obtain the number of votes necessary to overrule the board.

Because we do not manufacture our products in the United States, a disruption in the delivery of imported products may have a greater effect on us than on our competitors.

We import products that we have manufactured, purchased or had manufactured for us overseas. Merchandise imported directly from these overseas manufacturers currently accounts for approximately all of our total purchases. Because we import all of our products and deliver them directly to our customers, we believe that disruptions in shipping deliveries may have a greater effect on us than on competitors who manufacture and warehouse products in the United States. Deliveries of our products may be disrupted through factors such as:

(i) raw material shortages, work stoppages, strikes and political unrest;
(ii) problems with ocean shipping, including work stoppages and shipping container shortages;
(iii) increased inspections of import shipments or other factors causing delays in shipments; and
(iv) economic crises, international disputes and wars.

For example, we experienced significant delays in shipments due to a dockworkers dispute on the West Coast in fiscal 2003. The delays from this dispute resulted in the cancellation of some customer orders, since we could not obtain products from overseas in a timely manner. Although we managed to minimize the impact of the delays, a longer dispute could have placed us at a serious disadvantage to some of our competitors. Most of our competitors warehouse products they import from overseas, which allows them to continue delivering their products for the near term, despite overseas shipping disruptions. If our competitors are able to deliver products when we cannot, our reputation may be damaged and we may lose customers to our competitors.

If we were required to purchase our imported products in foreign currencies instead of United States dollars, we would be subject to currency rate fluctuations.

Currently, the products we buy abroad are priced in United States dollars, so we are not directly affected by changes in foreign exchange rates. If we are required to pay for goods in foreign currencies in the future, then we would be affected by fluctuating currency exchange rates. In that event, we will attempt to enter into foreign currency exchange contracts with major financial institutions to hedge the overseas purchase transactions and limit our exposure to those fluctuations. If we were not able to successfully protect ourselves against those currency rate fluctuations, then our profits on the products subject to those fluctuations would also fluctuate and could cause us to be less profitable or incur losses, even if our business is doing well.

We may need to substantially increase our marketing efforts in order to grow our business, which is expensive.

In order to grow our business, we will need to develop and maintain widespread recognition and acceptance of Decorize, our business model, and our products. We believe that we have presented our product offering to only a small percentage of the large and medium sized retailer market. Currently, we rely primarily on word of mouth from our existing customers and contacts we develop personally through industry events to promote and market Decorize. In order to successfully grow Decorize, we may need to significantly increase our financial commitment to creating awareness and acceptance of Decorize among retailers, which would be expensive. In fiscal year 2004, marketing and advertising expenses were $189,000, which is approximately 3% of our operational expenses for that year. If we fail to successfully market and promote our business, we could lose current customers to our competitors, or our growth efforts may be ineffective. If we incur significant expenses promoting and marketing Decorize, it could cause our profitability to decline.

Our businesses are not diversified, which could result in significant fluctuations in our operating results.

All of our business is involved in the retail and wholesale marketing of furniture and other home products, and accordingly is dependent upon trends in the home furnishings sector. Downturns in the home furnishings sector could have a material adverse effect on our business. A downturn in the home furnishings sector may reduce our stock price, even if our business is successful.

We have not paid dividends in the past, and do not anticipate paying dividends in the future.

We have not paid or declared cash dividends to the holders of our common stock, and do not intend to do so in the foreseeable future. We intend to use any excess funds from our operations to operate and grow Decorize. We cannot assure you that we will ever pay dividends to the holders of our common stock.

Risks Related To This Offering

Future sales of our common stock in the public market, or the perception that such sales could occur, could cause our stock price to decline, even if our business is doing well.

The market price of our common stock could drop if a substantial number of shares are issued, particularly if they are sold in the public market or if the market perceives that such sales could occur. An excess number of available shares on the market is likely to depress our stock price. We have issued a number of warrants, options and convertible securities that are currently outstanding, including:

•
warrants to purchase up to 7,283,143 shares of our stock, at exercise prices ranging from $0.36 to $4.00, 1,713,142 of which shares are being registered for resale by Decorize on behalf of the selling stockholders;

•	convertible securities for the purchase of up to 3,188,000 shares of common stock at an average conversion price of $0.42 per share, all of which are being registered for resale in this offering; and

•	options to purchase 805,304 shares of common stock under our employee stock incentive plan.

In addition to the securities listed above, we may issue up to 2,194,496 additional shares under our employee stock incentive plan.

Pursuant to this prospectus, on behalf of the selling stockholders we are registering and listing for sale on AMEX, 3,292,427 shares of common stock, including 1,713,142 shares that are issuable to the selling stockholders upon exercise of outstanding warrants and 63,000 shares that are issuable upon conversion of a convertible term note. These shares are described in the "Selling Stockholders" section on page 9 of this prospectus. After these shares are registered, they may be sold in the public market, which could cause the market price of our common stock to drop by increasing the number of shares offered for sale to the public. An overabundance of available shares on the market may limit the price growth potential of our common stock even if our business is doing well, because the available supply may exceed the demand for our shares. In addition, these securities may impair our ability to raise needed capital by depressing the price at which we could sell our common stock. As of the date of this prospectus, the selling stockholders have sold an aggregate of 538,271 shares pursuant to this offering.

The current public market for our common stock is limited and highly volatile, which generally affects the price of our common stock.

The shares of common stock offered pursuant to this prospectus will be listed for trading on AMEX. However, we have only been listed on AMEX since March 2002, and trading activity in our common stock should be considered sporadic, illiquid and highly volatile. An active trading market for our common stock may not exist in the future. Even if a market for the common stock offered pursuant to this prospectus continues to exist, investors may not be able to resell their common stock at or above the purchase price for which such investors purchased such shares.

Because of our low stock price, we may become subject to "penny stock" regulations, which place restrictions on the trading of our stock.

The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exemptions. Decorize is currently exempt from complying with the SEC’s penny stock regulations because our common stock is listed for trading on AMEX. However, we could become subject to the penny stock regulations if we are delisted from AMEX or if the SEC expands the coverage of its penny stock regulations so that AMEX listing is no longer an exemption. The penny stock regulations provide that, unless an exemption is available, a penny stock transaction must be preceded by the delivery of a disclosure schedule explaining the penny stock market and its risks. In addition, under these regulations broker/dealers who recommend penny stocks to persons other than established customers and certain accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to the proposed transaction prior to the sale. If we become subject to penny stock regulations, it would be more difficult for investors to purchase or sell our common stock due to the additional restrictions imposed by those regulations, which could depress our stock price.

Our forward-looking statements may prove to be inaccurate.

This prospectus and the Registration Statement on Form SB-2 of which this prospectus is a part, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements about Decorize’s forecasts, expectations, beliefs, performance, plans, strategy, objectives, and intentions. Although we believe that the forecasts, expectations, beliefs, performance, plans, strategy, objectives and intentions reflected in, or suggested by, those forward-looking statements are reasonable, it is possible that one or more, or even all, of them may not be achieved or realized. Factors that could cause actual results to differ materially from the forward-looking statements made in this prospectus are set forth in this "Risk Factors" section and elsewhere in this prospectus. All forward-looking statements attributable to Decorize are qualified in their entirety by those cautionary statements. Forecasts are particularly likely to be inaccurate, especially over long periods of time.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the Registration Statement on Form SB-2 of which this prospectus is a part contain forward-looking statements. The words “intend,” “anticipate,” “believe,” “estimate,” “plan” and “expect,” and similar expressions as they relate to us, are included to identify these forward-looking statements. Forward-looking statements include those that address activities, developments or events that we expect or anticipate will or may occur in the future. All statements other than statements of historical facts contained in this prospectus and the registration statement, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The actual outcome of the events described in these forward-looking statements could differ materially. Risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among other things:

•	the risks associated with growth;

•	our inability to purchase and manufacture merchandise at attractive prices;

•	changes in consumer demand and preferences that cause people to desire products other than those traditionally offered by Decorize; and

•	risks associated with our lack of liquidity.

These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and any prospectus supplement. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this prospectus and the applicable prospectus supplement.

USE OF PROCEEDS

This prospectus has been distributed solely to permit the selling stockholders to offer and sell shares of our common stock to the public. Decorize is not offering shares for sale, and it will receive no proceeds from the resale of shares by the selling stockholders. However, we have received proceeds from the original issuance of the outstanding shares covered by this prospectus. In addition, we will receive proceeds in the amount of the exercise price of the warrants, or the conversion price of the convertible note, for shares of common stock issued in exchange for those securities that are covered by this prospectus. Assuming exercise of all such warrants, the gross proceeds to us from the exercise of all such warrants would be $6,495,658. We intend to use any proceeds from exercise of such warrants for working capital and general corporate purposes. If the convertible note issued to NestUSA is converted into shares of common stock, our long-term liabilities would be reduced by the amount of principal and accrued interest converted into such shares.

DETERMINATION OF OFFERING PRICE

This offering is being effected solely to allow the selling stockholders to offer and sell the shares of our common stock to the public. The selling stockholders may offer for resale some or all of their shares at the time and price that they choose. On any given day, the price per share is likely to be based on the bid price for our common stock as quoted on AMEX on the date of sale, unless shares are sold in private transactions. Consequently, we cannot currently make a determination of the price at which shares offered for resale pursuant to this prospectus may be sold.

SELLING STOCKHOLDERS

The table appearing below sets forth the beneficial ownership of our common stock by the selling stockholders as of April 1, 2005, and after giving effect to the sale of the shares of common stock offered hereby. Except as otherwise noted, each of the selling stockholders named below has sole voting and investment power with respect to the shares of common stock beneficially owned by that selling stockholder. The table also sets forth (a) the name of each selling stockholder, (b) the number of shares of common stock beneficially owned by each selling stockholder, (c) the number of shares of common stock that may be sold in this offering by each selling stockholder, and (d) the number and percentage of shares of common stock each selling stockholder will beneficially own after the offering, assuming they sell all of the shares offered. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock that are issuable upon the exercise of outstanding options, warrants, convertible securities or other purchase rights, to the extent exercisable within sixty days of the date of this prospectus, are treated as outstanding for purposes of computing each selling stockholder’s percentage ownership of outstanding shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned before the Offering	Number of Shares Offered for Sale	Number of Shares Beneficially Owned after the Offering(1)	Percentage of Shares Beneficially Owned after the Offering

NestUSA, Inc.	1,573,502(2)	1,211,714	361,788	2.5%
Quest Capital Alliance	2,334,286(3)	914,286	1,420,000	9.5%
Pequot Scout Fund, L.P.	330,000(4)	330,000	0	*
Pequot Navigator Offshore Fund, L.P.	170,000(5)	170,000	0	*
Gryphon Master Fund	285,714(6)	285,714	0	*
Gary Stein Roth IRA	71,428(7)	71,428	0	*
Jack DeArmon	40,000(8)	40,000	0	*
Joanna DeArmon	40,000(9)	40,000	0	*
Fabian Garcia	266,403(10)	40,000	226,403	1.7%
J. Richard Iler	42,857 (11)	42,857	0	*
Robert J. Smith	102,857 (12)	42,857	60,000	*
Stonegate Securities, Inc.	17,857(13)	17,857	0	*
Scott R. Griffith	46,429 (14)	28,572	0	*
Robert R. Blakely	28,572 (15)	28,572	0	*
Jesse B. Shelmire	46,427 (16)	28,570	0	*
_________________
*Less than 1%.

(1)    Assumes that all of the securities offered hereby are sold.
(2)    Includes 80,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share, 300,000 shares issuable upon exercise of warrants at an exercise price of $1.50 per share, 216,000 shares issuable upon exercise of warrants at an exercise price of $2.80 per share, 400,000 shares issuable upon exercise of warrants at an exercise price of $1.00 per share, and 157,502 shares issuable upon conversion of a convertible term note, at a conversion price of $1.00 per share. Marwan M. Atalla is the President of this stockholder and has the right to exercise control over the voting and disposition of the shares of common stock owned by it.
(3)    Includes 1,057,143 shares issuable upon exercise of warrants at an exercise price of $0.40 per share. Steven W. Fox, a director of Decorize, has disclosed to Decorize that he serves on the Management Committee of Quest Capital Alliance and shares control with the other members of the Management Committee with respect to the voting and disposition of the shares of Decorize common stock owned by Quest Capital Alliance.
(4)    Includes 165,000 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that Pequot Capital Management, Inc. (“PCM”) is the investment manager of Pequot Scout Fund, L.P. Voting and investment control over the shares of Decorize common stock owned by Pequot Scout Fund, L.P. is shared at PCM by Arthur J. Samberg and Kevin O'Brien, the sole executive officers and directors of PCM. Mr. Samberg is the controlling stockholder of PCM.
(5)    Includes 85,000 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that PCM is the investment manager of Pequot Navigator Offshore Fund, L.P. Voting and investment control over the shares of Decorize common stock owned by Pequot Scout Fund, L.P. is shared at PCM by Arthur J. Samberg and Kevin O'Brien, the sole executive officers and directors of PCM. Mr. Samberg is the controlling stockholder of PCM.

(6)    Includes 142,857 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that E.B. Lyon IV is the authorized agent of Gryphon Master Fund, and has the right to vote and exercise control over the disposition of the shares of Decorize common stock owned by Gryphon Master Fund.
(7)    Includes 35,714 shares issuable upon the exercise of warrants at an exercise price of $2.80 per share. We have been informed that Gary Stein is the individual who has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by Gary Stein Roth IRA.
(8)    Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share.
(9)    Includes 20,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share.  (10) Mr. Garcia serves as a director of Decorize. Includes 53,333 shares issuable upon the exercise of stock options granted under Decorize's stock option plan, at an exercise price ranging from $1.20 to $1.22 per share and another 20,000 shares issuable upon exercise of warrants at an exercise price of $3.00 per share.
(11)   Includes 21,429 shares issuable upon exercise of warrants at an exercise price of $1.68 per share and 21,428 shares issuable upon exercise of warrants at an exercise price of $3.36 per share.
(12)   Includes 21,428 shares issuable upon exercise of warrants at an exercise price of $1.68 per share and 21,429 shares issuable upon exercise of warrants at an exercise price of $3.36 per share.
(13)   We have been informed that voting and investment control over the shares of Decorize common stock owned by Stonegate Securities, Inc. is shared by Scott R. Griffith, its President, and Jesse B. Shelmire, its Secretary-Treasurer, who are the authorized representatives of Stonegate.
(14)   Includes 14,286 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, and 14,286 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Also includes 17,857 shares held by Stonegate, which may be deemed to be beneficially owned by Mr. Griffith as a result of his shared control over the voting and investment of those shares; however, Mr. Griffith disclaims any beneficial ownership of the shares owned by Stonegate.
(15)   Includes 14,286 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, and 14,286 shares issuable upon exercise of warrants at an exercise price of $2.80 per share.
(16)   Includes 14,285 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, and 14,285 shares issuable upon exercise of warrants at an exercise price of $2.80 per share. Also includes 17,857 shares held by Stonegate, which may be deemed to be beneficially owned by Mr. Shelmire as a result of his shared control over the voting and investment of those shares; however, Mr. Shelmire disclaims any beneficial ownership of the shares owned by Stonegate.

The selling stockholders acquired the shares of common stock offered by this prospectus, including those issuable under the convertible note and warrants, from Decorize in various private placements completed by Decorize, which are described below:

•
a private placement of a 6% convertible term note in the original principal amount of $750,000, which is convertible into 535,714 shares of common stock (as adjusted from an initial 300,000 shares in accordance with the antidilution provisions of such note due to the private placement completed in December 2002), and warrants exercisable for another 300,000 shares of common stock at an exercise price of $1.50 per share (as adjusted from an initial exercise price of $3.00 per share) on February 26, 2002. The convertible term note was amended effective January 1, 2003, to adjust the principal and interest payment schedule, and in connection with the amendment of the note, we issued the holder of the note new warrants for an additional 216,000 shares, at an exercise price of $2.80 per share;

•
a private placement of 220,000 units at prices between $2.25 and $2.50 per unit, with each unit consisting of one share of common stock and a five-year warrant to acquire an additional share of common stock at an initial exercise price of $4.00 per share, which was closed on February 27, 2002;

•
a private placement of 20,000 shares of common stock at a price of $2.50 per share and warrants to acquire an additional 20,000 shares of common stock at an initial exercise price of $3.00 per share on May 6, 2002; and

•
a private placement of 785,714 shares of common stock at a price of $1.40 per share and warrants to acquire an additional 785,714 shares of common stock at an initial exercise price of $2.80 per share, which had two separate closings on November 19, 2002 and December 2, 2002. Decorize issued an additional set of warrants for an aggregate 85,714 shares to employees of Stonegate Securities, Inc., the placement agent that acted on Decorize’s behalf in such placements, at the direction of Stonegate, with 42,857 shares being issuable for an exercise price equal to $1.40 per share, 42,857 shares being issuable for an exercise price equal to $2.80 per share. In addition, Decorize issued an additional 17,857 shares of common stock to Stonegate as a portion of its placement fee. Decorize also issued warrants to Mr. Smith and Mr. Iler, as consideration for acting as financial advisors in connection with the offering, which were exercisable for 42,857 shares at an exercise price equal to $1.68 per share and 42,857 shares at an exercise price equal to $3.36 per share.

Decorize is registering the shares of the selling stockholders pursuant to certain registration rights granted to them under registration rights agreements entered into in connection with the private placements. The offering of the shares will terminate as of the date on which all shares offered hereby have been sold.

PLAN OF DISTRIBUTION

The selling stockholders may offer the shares of common stock from time to time in open market transactions (which may include block transactions) or otherwise in the over-the-counter market through AMEX or in private transactions at prices relating to prevailing market prices or at negotiated prices. The selling stockholders may effect such transactions by selling the shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling stockholders and any broker-dealer acting in connection with the sale of the shares offered hereby may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended, in which event any discounts, concessions or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the shares by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The offering of the shares will terminate upon the earlier to occur of the sale of all the shares and the date on which all of the shares offered hereby that have not been sold are eligible for resale under the Securities Act, without the volume limitations of Rule 144 of the Securities Act.

Decorize is registering the sale of the common stock held by the selling stockholders in satisfaction of its obligations under registration rights agreements that it entered into with each of the selling stockholders in connection with the private offerings in which such stockholders acquired their shares of common stock, common stock warrants and the convertible note. In those registration rights agreements, Decorize agreed to pay the costs, expenses and fees incurred in connection with the registration of the selling stockholders’ shares, which we estimate to be approximately $200,000 (excluding selling commissions and brokerage fees incurred by the selling stockholders). Decorize also agreed to indemnify the selling stockholders, in connection with its registration of the sale of their shares of Decorize common stock, against any losses or damages to which they become subject under applicable state or federal securities laws that arise from an actual or alleged untrue statement of a material fact in this prospectus or the related registration statement or from an actual or alleged omission to state a material fact that causes the statements made in this prospectus or the registration statement to be misleading. However, Decorize is not responsible for indemnifying any selling stockholder against those liabilities to the extent that they arise from an untrue statement or omission that is made in reliance upon and in conformity with written information provided to Decorize from such stockholder for use in the preparation of this prospectus and the related registration statement. The selling stockholders agreed in return to indemnify Decorize against losses or damages arising from such untrue statements or omissions that are made in reliance upon the written information provided by those selling stockholders, but each stockholder’s liability is limited to the proceeds received by such stockholder for the registration of the sale of its shares under this prospectus.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Decorize pursuant to the foregoing provisions or otherwise, Decorize has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Decorize of expenses incurred or paid by a director, officer or controlling person of Decorize in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Decorize will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

LEGAL PROCEEDINGS

We are subject to certain legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, based on discussions with and advice of legal counsel, the amount of ultimate liability with respect to these actions will not materially affect the consolidated results of operations or our financial condition.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The executive officers and directors of Decorize are as follows:

Name	Age	Position

Kevin Bohren	46	Chairman of the Board
Stephen R. Crowder	50	President, Chief Executive Officer and Director
James K. Parsons	55	Director and Executive Vice President
J. Michael Sandel	53	Director and Vice President
Richard Chalker	63	Director
Steven W. Fox	47	Director
Fabian Garcia	44	Director
Ron Jones	62	Director
Brent Olson	35	Vice President of Finance and Treasurer
Gaylen Ball	52	Secretary and Director of Human Resources

Mr. Bohren, Mr. Parsons, Mr. Sandel, Mr. Chalker, Mr. Garcia and Mr. Jones were each elected to his current term at the annual meeting of Decorize’s stockholders held in October 2004. Each of these director serves for a term that begins on the date of the annual meeting of stockholders at which he is elected, or the date of his appointment by the board to fill a vacancy, as applicable, and continues until the next annual meeting of our stockholders at which his successor is elected and qualified or his earlier resignation or removal. Our directors are not elected in alternating years, and they all serve concurrent terms.

In addition to these six directors, the holders of the Company’s Series A Convertible Cumulative Preferred Stock, par value $.001 per share (the “Series A Preferred Stock”), voting separately as a single class, have the right to elect two members of the Board of Directors. The holders of the Series A Preferred Stock elected Mr. Crowder and Mr. Fox to serve as these directors in October 2004.

Additional personal information with respect to our executive officers and directors is provided below.

KEVIN BOHREN. Mr. Bohren was elected a director of Decorize on June 29, 2001, and was appointed as the Chairman of the Board on August 25, 2003. Mr. Bohren serves as a member of the Audit Committee and the Compensation Committee. Mr. Bohren is also Chairman of the Board of BigTick Financial Services, Inc., a financial services start-up company in Chicago, Illinois. Prior to his involvement with BigTick, Mr. Bohren served as Vice President, Business Development and Communications with RLX Technologies. From 1997 to 1998, Mr. Bohren served as President and Chief Executive Officer of Traveling Software Company. Mr. Bohren worked with Compaq Computer Corp. for 14 years until 1997, serving in various capacities including Vice President and General Manager of the Commercial Desktop Division, Vice President for Consumer Product Marketing, and Vice President for Systems Marketing. Mr. Bohren earned a Bachelor of Arts degree from the University of Minnesota.

STEPHEN R. CROWDER. Mr. Crowder was appointed a director and President/Chief Executive Officer of Decorize on February 3, 2004. Before joining Decorize, Mr. Crowder served as President of ReGen Technologies, a Joint Venture between SRC Holdings Corporation and John Deere since 1999. Prior to this Mr. Crowder served as President of ATS Telephone and Data Systems in Memphis, TN from 1996 to 1999 and as Vice President of Technical and Customer Support Operations for TechForce Corporation from 1993 to 1996. Mr. Crowder also serves on the boards of SRC Holdings Corporation, Springfield Area Chamber of Commerce, Newstream Enterprises LLLP, Megavolt LLLP, and the National Center for Employee Ownership (NCEO).

JAMES K. PARSONS. Mr. Parsons was appointed as Executive Vice President and a Director of Decorize as of July 31, 2001. Mr. Parsons co-founded Decorize.com. From 1983 to 2001, Mr. Parsons served as President of GuildMaster, which he founded and co-owned, and which is now a wholly-owned subsidiary of Decorize. GuildMaster has been recognized as a design leader in the industry and has created such successful brands as the Arnold Palmer Home Collection, Tin Revival and America Country West. Previously, from 1976 to 1983, Mr. Parsons founded and owned a collection of home furnishings-related businesses in Springfield, Missouri and a design studio in Kansas City, Missouri.

J. MICHAEL SANDEL. Mr. Sandel was elected a director and Vice President of Decorize as of July 31, 2001 in conjunction with Decorize’s acquisition of Faith Walk Designs, Inc., of which he was a co-owner. Mr. Sandel and his wife, Kitty Sandel, founded Faith Walk Designs in 1985 to focus on upscale hand-painted furniture. In 1997, the Sandels opened a retail outlet related to Faith Walk Designs under the name Odds & Ends, L.P., the assets of which were contributed to Faith Walk in July 2001.

RICHARD B. CHALKER, JR. Mr. Chalker was elected a director of Decorize on May 5, 2004. Mr. Chalker serves as Chairman of the Audit Committee. Mr. Chalker retired from Hallmark Cards Inc. in March of 2004, after over eight years with Hallmark, where he was Division Vice President - Tax & Customs responsible for the worldwide Tax and Customs Oversight functions. Prior to this he served as Chief Financial Officer of Thompson’s Pet Pasta Products, Inc. From 1962 to 1994, Mr. Chalker was employed with Ernst & Young, LLP, including nineteen years as a partner in the firm specializing in taxation matters. He serves on the Board of Directors, Audit, and Compensation committees of PBI/Gordon Corporation and serves on the Board of Directors of QC Holdings, Inc. Mr. Chalker earned a Bachelor of Science from Yale University and a J.D. from DePaul University. He is a CPA and passed the Illinois Bar examination.

STEVEN W. FOX. Mr. Fox was appointed a director of Decorize on February 3, 2004. Mr. Fox has been General Manager and a member of the Management Committee of Quest Capital Alliance L.L.C., a private equity fund since 2000. From 1988 to 2000 he was with Boatman’s Bank (now Bank of America) where he served in various capacities including Senior VP and Chairman of the Senior Loan committee, Chief Credit Officer/Senior Lender, and Market Executive for Commercial Banking in Southwest Missouri. Prior to this he was with Cherrywood Development Trust, a registered investment advisor and investment banking firm. Mr. Fox also serves on the Board of Directors of Global Energy Group, Inc. Mr. Fox received his MBA and BSBA from the University of Missouri-Columbia.

FABIAN GARCIA. Mr. Garcia was elected a director of Decorize on June 29, 2001. Mr. Garcia serves on the Compensation Committee. From 2003 to the present, Mr. Garcia has served as President, Asia-Pacific Division of Colgate - Palmolive Company. From 2002 to 2003, Mr. Garcia served as Sr. Vice President International for The Timberland Co. From 1996 to 2002, Mr. Garcia served as President of Chanel Asia Pacific. From 1994 to 1996, Mr. Garcia served as Vice President and General Manager of Max Factor-Japan.

RON JONES. Mr. Jones was elected a director of Decorize on May 17, 2004. Mr. Jones retired from Sealy Inc. in April 2004 where he served as Chairman, President, and Chief Executive Officer since 1996. During his tenure sales grew from $600 million to annual consolidated sales of $1.2 billion. Previous to this, Mr. Jones served as President of Masco Home Furnishings, Inc., a group of 14 companies with over $2 billion in annual sales. From 1982 to 1988 Mr. Jones was President of HON industries, a Fortune 500 company.

BRENT OLSON. Mr. Olson was appointed Vice President of Finance and Treasurer of Decorize on June 29, 2001. He also served as Chief Financial Officer of Decorize from June 2001 until January 2002. Beginning in January 2001, Mr. Olson held similar positions with Decorate, Inc. During the period from October 1995 to January 2001, Mr. Olson worked for John Q. Hammons Hotels, Inc., an owner and operator of 53 hotel properties nationwide. While there he served as Auditor, Accountant and Corporate Accounting Manager. Mr. Olson earned a Bachelor of Science in Accounting from Southwest Missouri State University.

GAYLEN BALL. Ms. Ball was appointed Corporate Secretary and Director of Human Resources of Decorize on June 29, 2001, and she served as Office Manager of decorize.com from its inception. From 1982 to March 2000, Ms. Ball worked for Noble Communications Co. serving as Data Processing Manager for the research division, Director of MIS, and Director of Human Resources.

Each of our principal officers is elected by, and serves at the pleasure of, the Board of Directors.

Audit Committee

The Board of Directors has established a separately-designated standing Audit Committee in accordance with Section 3(a)(58(A) of the Securities Exchange Act of 1934, as amended. Richard B. Chalker, Jr. (Chairman) Ron Jones and Steven W. Fox serve as the members of the Audit Committee. The Board of Directors has determined that Mr. Chalker is both independent and an audit committee financial expert, as determined by SEC guidelines. All of the members of the Audit Committee are considered to be “independent” within the meaning of the AMEX’s listing standards.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the common stock and Series A Preferred Stock as of May 1, 2005, by (i) all persons known by Decorize to be the owner of record or beneficially of more than five percent of the outstanding common stock and/or the outstanding Series A preferred stock, (ii) each director of Decorize, (iii) each executive officer of Decorize listed in the Summary Compensation Table set forth under the caption "Executive Compensation," on page 36 of this prospectus, and (iv) all directors and executive officers as a group. Except pursuant to applicable community property laws and except as otherwise indicated, each stockholder identified in the table possesses sole voting and investment power with respect to his or its shares.

	COMMON STOCK		SERIES A PREFERRED STOCK
Name	Shares Beneficially Owned (1)	Percent of Class(2)	Shares Beneficially Owned (1)	Percent of Class(2)
NestUSA, Inc. 1800 Bering Drive, Suite 755 Houston, TX 77057	1,573,502(3)	11.0%	-0-	0.0%
Quest Capital Alliance 3140 East Division Springfield, MO	2,334,286(4)	15.6%	-0-	0.0%
SRC Holdings Corporation 3140 East Division Springfield, MO 65802	6,161,197(5)	31.9%	500,000	100.0%
Kevin Bohren 3435 Dearborn Ave. #201 Chicago, IL 60404	361,908(6)	2.7%	-0-	0.0%
Stephen R. Crowder 1938 E. Phelps Springfield, MO 65802	125,000(7)	*	-0-	0.0%
James K. Parsons 3655 E. Phelps Springfield, MO 65802	3,328,970(8)	24.0%	-0-	0.0%
J. Michael Sandel 10823 Dunbrook Houston, TX 77070	711,943	5.4%	-0-	0.0%
Richard Chalker 8830 Catalina St. Prairie Village, KS 66207	-0-	*	-0-	0.0%
Steven W. Fox 3140 East Division Springfield, MO 65802	2,369,536(9)	15.8%	-0-	0.0%
Fabian Garcia 8 A Camden Park Singapore 299799	266,403(10)	2.0%	-0-	0.0%
Ron Jones 3102 Cabarrus Drive Greensboro, NC 27407	-0-	*	-0-	0.0%
Jon T. Baker 1938 E. Phelps Springfield, MO 65802	2,633,741	20.0%	-0-	0.0%
Shane Matthews 1938 E. Phelps Springfield, MO 65802	19,520	*	-0-	0.0%
Alex Budzinsky 1938 E. Phelps Springfield, MO 65802	-0-	*	-0-	0.0%
All Executive Officers and Directors as a Group (11 persons) (11)	7,395,148	45.9%	-0-	0.0%
____________________________
* Less than 1%

(1)
Beneficial ownership has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934 and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power. Any securities held in the name of, and under, the voting and investment authority of a spouse of an executive officer or director have been excluded.

(2)
Reflects the number of shares outstanding on May 1, 2005, and with respect to the percentage calculated for each individual stockholder or group of stockholders, it is assumed that such stockholder or group exercises all of the stock options owned by such individual or group that are exercisable currently or within 60 days of such date.

(3)
Includes 80,000 shares issuable upon exercise of warrants at an exercise price of $4.00 per share, 300,000 shares issuable upon exercise of warrants at an exercise price of $1.50 per share, 216,000 shares issuable upon exercise of warrants at an exercise price of $2.80 per share, 400,000 shares issuable upon exercise of warrants at an exercise price of $1.00 per share, and 157,502 shares issuable upon conversion of a convertible term note, at a conversion price of $1.00 per share. Marwan M. Atalla is the President of this stockholder and has the right to exercise control over the voting and disposition of the shares of common stock owned by it.

(4)
Includes 1,807,143 shares issuable upon exercise of warrants at an exercise price of $0.40 per share. Steven W. Fox, a director of Decorize, has disclosed to Decorize that he serves on the Management Committee of Quest Capital Alliance and shares control with the other members of the Management Committee with respect to the voting and disposition of the shares of Decorize common stock owned by Quest Capital Alliance. Accordingly, these shares are also included in Mr. Fox’s beneficial ownership; however, this shall not be deemed an admission that he has beneficial ownership of those shares, and he has disclaimed any pecuniary interest in any securities of Decorize.

(5)
Includes 1,250,000 shares issuable upon conversion of Series A Preferred Stock at an exercise price of $0.40 per share, 750,000 shares issuable upon exercise of warrants at an exercise price of $1.40 per share, 1,500,000 shares issuable upon exercise of warrants at an exercise price of $0.40 per share, and 2,625,000 shares issuable upon conversion of convertible term notes at a conversion price of $0.40 per share. John P. Stack is the President of SRC Holdings and has the right to exercise control over the voting and disposition of the shares of Decorize common stock owned by SRC Holdings.

(6)	Includes 40,000 shares issuable upon the exercise of stock options granted under Decorize's stock option plan, at an exercise price ranging from $1.20 to $1.22 per share.

(7)	Includes 125,000 shares issuable upon the exercise of stock options granted under Decorize's stock option plan, at an exercise price equal to $1.40 per share.

(8)	Includes 500,000 shares issuable under warrants at an exercise price of $1.40 per share and 200,000 shares issuable under warrants at an exercise price of $1.20 per share.

(9)
Includes 25,000 shares issuable upon the exercise of stock options granted under Decorize's stock option plan, at an exercise price equal to $1.40 per share. Also includes 1,807,143 shares issuable upon exercise of warrants at an exercise price of $0.40 per share, which are held by Quest Capital Alliance. Steven W. Fox, a director of Decorize, serves on the Management Committee of Quest Capital Alliance and shares control with the other members of the Management Committee with respect to the voting and disposition of the shares owned by Quest.

(10)
Includes 53,333 shares issuable upon the exercise of stock options granted under Decorize's stock option plan, at an exercise price ranging from $1.20 to $1.22 per share and another 20,000 shares issuable upon exercise of warrants at an exercise price of $3.00 per share.

(11)	Includes all executive officers and directors of Decorize, as a group, as of May 1, 2005.

DESCRIPTION OF SECURITIES

Our authorized stock consists of 50 million shares of common stock, par value $.001 per share, and 10 million shares of preferred stock, $.001 stated value per share. The following is a summary of the terms and provisions of our capital stock and the material applicable terms of our certificate of incorporation and bylaws. You should also review our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue up to 50 million shares of common stock, each of which is entitled to one vote per share. The holders of our common stock:

•	have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by our Board of Directors;

•	are entitled to share ratably in all of our company's assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of Decorize's affairs; and

•	do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights.

Holders of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose, and in such event the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

Our Board of Directors is authorized, without further action by the stockholders, to issue up to 10 million shares of preferred stock and to establish, without stockholder approval, one or more classes or series of Decorize preferred stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences, and limitations that our Board of Directors may designate.

The Board of Directors designated one class of preferred stock, which is the Series A Preferred Stock. The Series A Preferred Stock ranks prior, both as to payment of dividends and upon liquidation of Decorize, to the common stock. The liquidation preference of the Series A Preferred Stock is equal to $1.00 per share, plus all accrued but unpaid dividends. Holders of the Series A Preferred Stock are entitled to receive cumulative quarterly dividends that accrue at a rate equal to 8% per annum, compounded annually. Each share of Series A Preferred Stock is initially convertible into one share of common stock. The Series A Preferred Stock will be automatically converted into common stock at the current conversion price on the close of trading on any date on which the closing price of the common stock has been at or above $2.50 per share for at least ten consecutive trading days, and the average trading volume of the common stock has been at least 40,000 shares per day for no less than twenty trading days. The Series A Preferred Stock is redeemable upon the affirmative vote of the holders of the Series A Preferred Stock in three installments on the February 13, 2007, 2008 and 2009. The Series A Preferred Stock is redeemable at Decorize's option at any time upon thirty days notice to the holders of the Series A Preferred Stock for a price equal to $1.00 per share, plus the sum of any accrued but unpaid dividends and an optional redemption premium equal to (i) 10% until February 13, 2006, and (ii) 5% during the period from February 14, 2006 to February 13, 2007.

The holders of Series A Preferred Stock have the right to appoint two directors of Decorize, voting separately as a class, and those directors may only be removed and replaced by the affirmative vote of a majority in interest of the Series A Preferred Stock. Mr. Crowder and Mr. Fox currently serve as these directors. In addition, Decorize may not take any of the following actions without the approval of the holders of Series A Preferred Stock:

•
consummate any merger, sell substantially all of its assets, enter into a liquidation proceeding, amend its certificate of incorporation or effect any other transaction for which stockholder approval is required by Delaware law, or any federal securities or securities exchange regulations, unless it redeems all outstanding shares of Series A Preferred Stock;

•	subject to certain exceptions, issue any new shares of preferred stock, common stock or convertible securities; or

•
issue stock options for more than 250,000 shares of common stock until February 13, 2007, unless such options have an exercise price in excess of $1.40 (as adjusted for any capital transactions), or the outstanding Series A Preferred Stock is redeemed.

500,000 shares of Series A Preferred Stock are currently issued and outstanding. No other shares of our preferred stock are issued or outstanding. The issuance of our preferred stock could adversely affect the voting power of holders of our common stock and restrict their rights to receive payments upon our liquidation. It could also have the effect of delaying, deferring or preventing a change in control of Decorize. We have no present plan to issue any additional shares of preferred stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Board of Directors. Our certificate of incorporation provides that the number of members of our Board of Directors will be fixed from time to time in the manner established in our bylaws, which provide that our Board of Directors will set the number of members of our Board or Directors by a duly adopted resolution. In addition, under our certificate of incorporation, directors may be removed only for cause by the affirmative vote of a majority of the then-outstanding shares of our capital stock entitled to vote. Cause for removal is defined by the certificate of incorporation as (i) conviction of a felony that is no longer subject to appeal, (ii) adjudication by a court of competent jurisdiction that the director is liable for gross negligence, recklessness or misconduct in the performance of his duty to the corporation in a matter of substantial importance to the corporation, which is no longer subject to appeal, or (iii) the director is adjudicated to be mentally incompetent by a court of competent jurisdiction, in a manner that directly affects his ability as a director, which adjudication is no longer subject to appeal. Our bylaws provide that vacancies on our Board of Directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, and that the newly elected director shall serve for the unexpired term of his or her predecessor. The likely effect of the limitations on the removal of directors and filling of vacancies is an increase in the time required for the stockholders to change the composition of our Board of Directors. The provisions in our certificate of incorporation relative to fixing the numbers of directors, the election and the removal of directors are subject to the rights of holders of preferred stock which may be established by our Board of Directors pursuant to our certificate of incorporation in order to permit the holders of preferred stock to elect directors under specified circumstances.

Our bylaws provide that nominations for the election of directors may be made by the Board of Directors, by a proxy committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors. Under our bylaws, stockholders intending to nominate director candidates for election must give proper advance notice to the secretary of Decorize at least 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the case of a director that is not standing for reelection, a stockholder may give notice of a nominee for the vacated directorship any time before the close of business on the 10th day following written notice from the Board of Directors stating that such directorship is to be elected and the name of the Board of Directors' nominee. The chairman of any stockholder meeting may refuse to acknowledge the nomination of any person who is not nominated in compliance with the procedure established in the bylaws. Although this does not give the Board of Directors any power to approve or disapprove stockholder nominations for the election of directors, it may have the effect of precluding a contest for the election of directors if these procedures are not followed precisely.

Stockholder Meetings Our certificate of incorporation provides that special meetings of the stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or by a majority of the members of our Board of Directors. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions that are favored by the holders of a majority of the outstanding voting securities of Decorize.

Special Vote Required for Business Combinations We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, and provisions in our certificate of incorporation which relate to transactions with interested stockholders. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes mergers, asset sales having an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years prior to the date of determination of whether the person is an "interested stockholder" did own) 15% or more of the corporation's outstanding voting stock.

DESCRIPTION OF BUSINESS

General

Our company, headquartered in Springfield, Missouri, is a manufacturer and wholesaler of imported home furnishings and accessories. We founded decorize.com, LLC, the company that became Decorize, Inc. in March 2000 to create a direct “source to business” home furnishings and accessories company designed to serve both large and small retailers in the United States, with products delivered from the Far East. We became a publicly traded company in July 2001 through a reverse merger with a reporting company named Guidelocator.com and adopted its fiscal year end of June 30. Guidelocator.com was a development stage company that was formed to provide an internet database containing information on fishing guides around the world. The merger has been accounted for as a recapitalization of Decorate, a predecessor of Decorize. After the merger, Decorize's common stock traded on the over-the-counter market until it became listed for trading on the American Stock Exchange in March 2002. We did not pursue any fishing guide related business after the merger, and our company has focused on the sale of furniture and home décor products to our wholesale customers since that time. We completed the acquisition of GuildMaster in June 2001, and the acquisition of Faith Walk in July 2001, following the Guidelocator.com merger, which expanded our operations in the home accents and accessories business. In July 2003, we created WestWay Enterprises, Ltd., a wholly-owned foreign subsidiary, located in Shenzhen, China; and in October 2003, we created Pt. Niaga Merapi, also a wholly-owned foreign subsidiary, to conduct final assembly and finishing operations near Yogyakarta, Indonesia.

The operations and the product focus of Decorize, GuildMaster, and Faith Walk were separate and distinct in mid-2001, but since our completion of the acquisition and merger transactions, all three entities have combined their activities into one company and all have migrated to the Decorize business model, which relies on manufacturing and importing our home furnishings products direct from the Far East to our retailers' sites in the United States. More than 90% of the products we sold during our most recent fiscal year were manufactured by suppliers located in the Far East. We ceased our remaining domestic production at the end of March 2004 and have now completed our plan to replace all of the domestic product volume with goods from our overseas suppliers. Prior to this fiscal year, our products were marketed under the separate brand names of decorize.com, GuildMaster, and Falk Walk Designs. During the current year, we implemented changes to define our brand names by the market segments they serve. For product primarily designed and marketed to the specialty retailer, we have maintained the brand identity of GuildMaster so that we may continue to build on the customer’s awareness of that brand. Products we design and source for the large retailer segment are now exclusively marketed under the Decorize brand name.

We use our “source to business” model to serve two distinct market segments, the source to large retailer segment and the source to specialty retailer segment. The source to large retailer segment is comprised of customers that we believe can benefit from our pricing, delivery times and custom design capability. The specialty retailer segment includes small retailers, high-end department stores, and designers or decorators, that in our experience, have paid premium prices and have been unable to directly source home furnishings and accents from overseas. The price of our products includes the cost of freight to the United States port of entry, which reduces the uncertainty about ocean freight costs that would otherwise be borne directly by the specialty retailer. Also, because we have a significantly higher volume of shipments than our individual customers would have, we are able to negotiate lower per item shipping rates on the ocean freight that we arrange, allowing us to pass through a lower cost than a small retailer would obtain on its own account.

During fiscal year 2004, the revenue mix of the business segments was approximately 27% from specialty retailers and 73% from large retailers. Based on our limited operating history, the mix has remained relatively unchanged. However, as we focus additional resources on the specialty retailer segment, management expects the revenue mix between the business segments to eventually become spread more evenly. Nevertheless, we cannot predict with certainty whether or how our business mix will change in the future.

Decorize

We source our products from a network of manufacturing partners in the Far East, principally China, Indonesia, the Philippines, Thailand, and Vietnam. Working in concert with our third-party logistics providers, we stage products in facilities located in those countries for shipment directly to our large retailer customers in the United States. We are able to pass on lower prices to large retailers because we eliminate or reduce the additional costs that are required in the traditional model for building substantial product inventories, multiple stage warehousing and multiple handling levels by a third-party. The products sourced to be moved through our specialty retailers channel are shipped from the Far East directly to our fulfillment center in Springfield, Missouri.

GuildMaster

We acquired GuildMaster in June of 2001. GuildMaster was founded in 1981 and is well recognized in the industry for its design uniqueness. From its beginning, the GuildMaster brand has predominantly focused on custom, high-end, home accent products. We have leveraged the GuildMaster name to market and brand the products we sell through our specialty retailer channel. Prior to the current fiscal year, its products were either produced to its specifications by manufacturers located in the Far East or were manufactured in its Springfield, Missouri facility. As of March 31, 2004, we transitioned the production of all its designs to manufacturers located in the Far East.

Faith Walk

Faith Walk Designs is a corporation, founded by J. Michael Sandel and his spouse that we acquired in July 2001. Prior to acquisition, Faith Walk sourced its products in unpainted form from domestic suppliers and added design finishing in its Houston, Texas manufacturing facility. Under our business model, all formerly Faith Walk branded designs are manufactured entirely by our suppliers in the Far East. In addition, all of the Faith Walk designs are now marketed under the GuildMaster brand name.

WestWay Enterprises, Ltd.

In July 2003, we created WestWay Enterprises, Ltd., a wholly-owned foreign subsidiary located in Shenzhen, China. The formation of this subsidiary was required because of local regulations affecting our ability to employ personnel locally. WestWay employs six personnel, who primarily manage quality control and quality assurance for product manufactured by suppliers within the country of China.

P.T. Niaga Merapi

In October 2003, we created P.T. Niaga Merapi, a wholly-owned foreign subsidiary with its offices located near Yogyakarta, Indonesia. We created this foreign subsidiary to comply with local regulations and requirements for Decorize to employ local residents. The primary purpose of this group is to be responsible for quality control and assurance within the country of Indonesia, where a substantial amount of our GuildMaster product is manufactured. In April 2004, to further improve our product quality, we acquired a facility to conduct light manufacturing, final assembly, and finishing operations. We believe this operation allows us to consistently provide a more unique and higher quality product than previously available from third party manufacturers within the country. In addition, through our finishing facility, we are able to better package our finished products for shipping, thus reducing the amount of losses incurred during the transportation process, due to faulty or less than adequate packaging.

Business Strategy

Our objective in evaluating and designing our business model is to enable our company to surpass competitors in our industry on product value, item uniqueness, selection and delivery options of imported home furnishings products by improving our use of information technology, logistics processes and our direct sourcing business model. We believe our customers focus on those factors when choosing a home furnishings supplier, and if we can exceed the offerings of our competitors, we will increase our market share at the cost of our competitors.

Our "source to business" model for the large retailers, eliminates several layers of handling and warehousing by importers and distribution centers. Products are sourced in the Far East and shipped directly to retailers in the United States. We believe that a majority of our industry competitors ship product through several levels of warehouse facilities, which we estimate would increase the cost of our products by up to 15%.

The business model for our specialty retailer customers leverages our unique design and foreign production capabilities. Our manufacturing facility in Indonesia allows us to maintain a higher level of product quality than previously found from manufacturers within that country. In addition to product quality, our facility also allows us to insure the quality and adequacy of the product packaging, thus reducing returns due to freight damage and increasing customer satisfaction.

We have developed support systems for manufacturing of our products in the Far East, which provide product development support and quality assurance supervision in the production, packaging and shipping of our private label products. A very important element of our business model is a concentration on designing and customizing proprietary product lines to meet specific customer needs. This model enables us to provide high-volume, high quality proprietary products to large retailers at attractive prices and offers small retailers access to a broad range of accessories and accent furniture which was previously not available to them.

Our support systems consist primarily of quality control personnel who oversee our manufacturing done by our suppliers in the Far East. We believe our overseas employees are an integral part of the direct shipping method that we prefer. We do not believe that our business model could be successful without the oversight, management and first-hand knowledge of our foreign regional suppliers provided by our overseas manufacturing support team. Recently, Decorize has begun to expand the roles of our overseas support team beyond mere quality control into areas of product development and product procurement of items that are available in the Far East, and which would not likely have become part of our product offerings without our overseas staff. Currently, our company employs 93 persons overseas, and we may increase that number to suit our level of production and design. The focus will continue to be on quality control, regarding items such as consistency to design requests, manufacturing quality and packaging and delivery issues, but we will continue to seek opportunities for them to provide assistance on procurement and development of possible product offerings.

We are expanding our product sourcing, development and warehousing operations in the Far East to support the increasing volumes of product sourced there under our business model. At the same time, we are continuing to build our sales and distribution channels in the United States in order to improve our ability to present our products and services to a growing customer base.

To improve our operational effectiveness, we continue to develop new and existing technological solutions. These solutions provide us the information we need to closely work with suppliers to plan production and delivery times. In addition, we utilize technology to track customer orders, production status and deliveries so we may meet demanding customer expectations. We will continue to seek upgrades in our technological infrastructure that improve operating efficiencies, improve customer service capabilities and improve quality and cost control in our operations.

Although we are currently focusing our efforts on limited categories and products which are most productive for us, our long-term strategy includes the acquisition or in-house development of additional product categories that will enable us to offer a broad line of accessories, accent furniture, and related categories. Potential product categories into which we may expand our product offerings include specialty lighting, gifts, institutional furnishings, ironwork and florals, which are product areas in which we are not currently well-represented. We also intend to develop our current staff and management and operational infrastructure in order to pursue marketing opportunities that we have identified in new product areas in customer markets that we are not currently pursuing. In that regard, we intend for our overseas support systems to increasingly be responsible for developing new product offerings by researching items that may be available in the overseas market for which they are responsible. We expect that we will need to raise additional external funds to implement our growth strategy in a timely fashion. To that end, we expect to evaluate various financing opportunities in private or public markets and will arrange financing when appropriate terms are available.

Merchandise

We design, market and sell through our distribution chain a variety of imported home furnishings and home accent items such as hand-painted or traditionally finished armoires, chests, tables, chairs, painted furniture, paintings, sculpture, tapestries, other fine art pieces, various hand-made ceramics, candles, lamps and similar accessory items. Accent furniture includes items such as occasional tables, end tables, mirrors, wicker chairs and tables, and ottomans. Accessories include items such as wood, rattan, glass or ceramic bowls, statuettes, vases, candles and candleholders, baskets, boxes, lamps and bath items. Wall art includes a variety of traditional art such as framed oil paintings or prints, but it includes many other types of materials and designs including fabrics, woven materials and collages.

Our product offerings are now marketed and sold through two distinct brands, Decorize and GuildMaster, each of which has a slightly different product mix that is driven by its customer focus. Decorize branded products are typically more proprietary in nature and often developed to meet the specific requirements of our large retailer customers. Our large retailer customers market our products to their retail consumers through their brick and mortar store locations. The product mix we supply to those retailers depends upon their perception of their customers’ tastes and demands. Our GuildMaster branded products are typically marketed toward specialty retailers, high-end department stores, designers and decorators who market our products to consumers that shop at their brick and mortar store locations. The product mix is determined by analyzing current and future trends and tastes in the marketplace. We maintain approximately 1,000 unique items in our supply chain and periodically review, add, and drop products based upon the demand in the marketplace.

Since our inception, we have not experienced any significant difficulty in manufacturing or otherwise obtaining quality merchandise in adequate volumes and at suitable prices.

Suppliers

We have developed a network of more than 100 supply partners in China, the Philippines, Thailand, Indonesia and Vietnam that manufacture most of the products we sell to our customers. For the year ended June 30, 2004, Decorize's top ten vendors accounted for approximately 70% of our total purchases. During the time spent arranging the production of our goods with overseas manufacturers, Decorize and its supply partners are developing a better understanding of each other’s needs and requirements. As our supply partners become more familiar with Decorize’s business model and products, they become more adept at meeting our design and manufacturing needs, which gives us greater confidence in continuing to direct orders to those overseas vendors who have demonstrated success in working with us and increasing our reliance on particular supply partners for meeting our overseas manufacturing needs. However, we believe that none of our suppliers is material to our business individually, since there are a number of alternative suppliers available to manufacture our products in both the Far East and other parts of the world. We currently estimate that the largest of those suppliers will represent less than 20% of our product purchases during any fiscal year. We work closely with our overseas suppliers to ensure that they manufacture and ship products that meet our requirements.

The raw materials used by our suppliers, such as wood products, metal, glass and ceramics are readily available in many places throughout the world. Because of the availability of replacement raw materials, we do not anticipate any significant difficulties in obtaining suitable raw materials for the manufacture of our products, even if there is ever a shortage of those materials in any particular country or region in which our suppliers are located.

The relationship with our logistics companies provides us with state-of-the-art staging and warehousing facilities in the countries from which we source products. However, if it is necessary, we have alternative sources for those staging and warehousing services.

Customers

The current customer base for our brands includes approximately twelve large retailers and more than a thousand small retailers, designers and decorators. During the year ended June 30, 2004, our customer revenues were approximately $12.1 million. Although our top five customers in the past year accounted for approximately 66% of our revenues, our business plan for growing our business are expected to result in greater revenue diversification. During fiscal 2004, our top five customers from the standpoint of revenues were Home Depot Expo, Sears - The Great Indoors, La-Z-Boy, CBK,Ltd., and Hancock Fabrics. Our purchase orders with our customers are completed on a purchase-by-purchase basis, and we have not entered into any long-term purchase agreements with any customers, nor are there any formal volume commitments from any of them.

Industry and Competition

We estimate that the premium home accents and accessories market segment of the home furnishings industry in which we compete includes approximately 26,000 companies that account for approximately $40 billion of sales at the wholesale level. We believe that there are no dominant competitors within the premium home accents and accessories market segment of the home furnishings industry. Furthermore, we are not aware of any other competitor in the industry that relies on the Decorize “source to business” model for delivery of its home furnishings products.

There is intense competition in our industry. However, we believe that our low-cost business model, the ability to provide highly customized products, our successful selection/design of fashion trends, our large number of products, our low inventory requirements and our intensive customer service practices, will attract a growing number of customers and will allow us to increase revenues rapidly. Our model is not protected from duplication and it is possible that other companies will compete with us by using a similar approach in conducting their business.

Foreign Market Risks

As an importer of manufactured products from several countries in the Far East, our business is subject to political risks that are beyond our control. Since our inception, we have perceived the greatest risk relative to our supply chain to come from our suppliers located in China. This perception arises because most of our products are manufactured in China, as evidenced by the fact that during fiscal 2004, approximately 64% of the products manufactured by our third party suppliers were manufactured in China. However, we believe that the globalization movement and the recent focus on reduction of tariffs and the planned ongoing reductions should provide a beneficial tariff environment for importers. We believe that the recent entry of China into the World Trade Organization should substantially reduce the risk that China might take political actions that would restrict its trade with the United States or the rest of the world. Our strategy to minimize our exposure to the political risks of any one country has been to develop manufacturing partners in multiple countries. All of the products offered by Decorize are available from multiple supply sources in several different countries, which we believe protects us from the political risks of any one country or region.

We are also subject to governmental regulations and tariff policies, which may change from time to time. We believe that the increased globalization of the United States retail economy, which has been spurred in part by the WTO and also the broadened reach of consumers because of the expansion of retail capabilities of the internet, are causing a global shift in attitudes toward the preference for a more open world-wide economy. These trends should favor the reduction of tariffs and expansion of international trade, which should benefit our business.

Warehousing and Distribution

An important aspect of our success involves our ability to reduce or eliminate warehousing of our products and the related direct expenses and management costs that would be required. The greater part of the products we sell are to large retailers. The products for these customers are not warehoused at our expense, since we have those products shipped directly from our manufacturers in the Far East to our customers’ stores or distribution centers. The products we sell to the specialty retailer market are shipped from the Far East to our fulfillment center in Springfield, Missouri. From our fulfillment center, goods are then shipped to our customers via common and contract carriers throughout the United States and Canada. Quick and efficient distribution is required to meet customer needs, and we are continually pursuing improvements in our delivery process.

Our ability to track orders and merchandise delivery in a detailed and timely manner is an essential requirement for us to eliminate excess warehouse and retail capacity under our direct ship model. In response to this need for detailed order information, Decorize developed a tracking system with our logistics provider which utilizes computer and internet technology to track the transport and storage of our goods down to the SKU level. The logistics technology we use lets us know in real time where our merchandise is at all times and when those products will be delivered to our customers. We can also track costs in the same detailed and timely fashion using this technology. Since we first began developing our direct ship model, we have consistently sought the services of those logistics providers which have the capabilities to make the technology available to us, since the ability to track our orders, merchandise and costs is such a significant benefit to that shipping model. Decorize has no intellectual property rights in the tracking process or the technology used in the tracking process, however, we believe that there are a significant number of other logistics suppliers that would be able to provide the same technology and, with our assistance, duplicate the tracking process that we currently use.

Management Information Systems

We maintain a corporate local area network computer system, which integrates purchase orders, imports, transportation, distribution, and financial systems. Expenditures for continuing upgrades of management information systems are anticipated in the foreseeable future to refine and update these systems.

Trademarks and Tradenames

We completed the registration for the service mark "The World's Décor...Right to your Door," on September 2, 2002, with the United States Patent and Trademark office. The registration for “The World’s Décor … Right to your Door” will terminate in 10 years from the date of grant, or may be cancelled after 6 years if we do not file the appropriate documents evidencing our continued use of that mark. Our application for the service mark “Decorize” was filed in April 2002 and registration was granted in August 2003.

In addition, we have common law rights to the use of “decorize.com” and “The World’s Décor….Right to your Store,” however, we have not chosen to complete an application for registration of those marks at this time.

Employees

As of June 30, 2004, our company and its subsidiaries employed 133 persons, including 93 in the Far East. Our employees are not represented by any union. We have not experienced any work stoppage due to labor disagreements and we believe that our employee relations are good.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and related footnotes. Management bases its estimates and assumptions on historical experience, observance of industry trends and various other sources of information and factors. Actual results could differ from these estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially different results under differing assumptions and conditions. Decorize believes the following critical accounting policies require management's most difficult, subjective and complex judgments.

Goodwill - Effective July 2001, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", which was issued by the Financial Accounting Standards Board (FASB) in July 2001. SFAS NO. 142 required that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. SFAS No. 142 also provided that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. Decorize did not identify or record any impairment with the adoption of this new standard.

Revenue Recognition - Revenue is recognized when the earnings process is complete and the risks and rewards of ownership of the goods have transferred to the customer, which is generally considered to have occurred upon receipt of the products by the customer.

Allowances for Doubtful Accounts - We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We perform ongoing credit evaluation of our customers’ financial condition and if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would likely be required. Actual collections could differ materially from our estimates.

Accounting for Business Combinations - The companies that we have acquired have all been accounted for as business combinations. Under the purchase method of accounting, the cost, including transaction costs, are allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The judgments made in determining the estimated fair value and expected useful lives assigned to each class of assets and liabilities acquired can significantly impact net income. For example, different classes of assets will have useful lives that differ. Consequently, to the extent a longer-lived asset is ascribed greater value under the purchase method than a shorter-lived asset, there may be less amortization recorded in a given period.

Stock Options - In accordance with Accounting Principles Board (APB) No. 25 and related interpretations, we use the intrinsic value-based method for measuring stock-based compensation cost with required pro forma disclosures of compensation expense determined under the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation. For options that have been modified we have applied Financial Accounting Standards Board Interpretation No. 44 (Fin 44), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, effective July 1, 2000. We have also adopted SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure.

Results of Operations and Comparison of Prior Year Periods

The following tables present certain items included in the Decorize’s consolidated statements of operations, a copy of which is included in this prospectus, and the percentage of total revenues for the periods indicated. All such data should be read only in conjunction with, and are qualified in their entirety by reference to, our financial statements and accompanying notes.

	For the three months ended March 31,
	2005		2004		Change
	$	%	$	%	$	%
Sales (net)	2,863,434		2,784,564		78,870
Cost of sales	2,221,992	77.6	2,444,244	87.8	(222,252)	(10.2)
Gross profit	641,442	22.4	340,320	12.2	301,122	10.2
Operating expenses	1,286,892	44.9	1,506,309	54.1	(219,417)	(9.2)
Operating loss	(645,450)	(22.5)	(1,165,989)	(41.9)	520,539	19.3
Total other expense	(225,271)	(7.9)	(227,015)	(8.2)	1,744	0.3
Net loss	(870,721)	(30.4)	(1,393,004)	(50.0)	522,283	19.6

	For the nine months ended March 31,
	2005		2004		Change
	$	%	$	%	$	%
Sales (net)	8,809,435		10,089,026		(1,279,591)
Cost of sales	5,961,976	67.7	8,480,797	84.1	(2,518,821)	(16.4)
Gross profit	2,847,459	32.3	1,608,229	15.9	1,239,230	16.4
Operating expenses	3,781,396	42.9	4,424,698	43.9	(643,302)	(0.9)
Operating loss	(933,937)	(10.6)	(2,816,469)	(27.9)	1,882,532	17.3
Total other expense	(533,872)	(6.1)	(674,826)	(6.7)	140,954	0.6
Net loss	(1,467,809)	(16.7)	(3,491,295)	(34.6)	2,023,486	17.9

Sales

Our revenues are derived primarily from the sale of home furnishing and home décor products to large and specialty retailers. Sales for the three month period ended March 31, 2005, increased $0.1 million to $2.9 million, compared to $2.8 million for the three month period ended March 31, 2004. Revenues from our specialty retailers for the current three month period were up $0.4 million over the prior year period. We believe the revenue increase is due to a better product selection, a broader sales network, and our customer’s renewed confidence in our ability to meet quality expectations and delivery times. However, large retailer revenues for this period were down $0.3 million from the same period last year primarily due to a $0.3 million decrease from one customer. Furthermore, due to the long sales cycle for this customer segment, new customer orders were not able to impact the current quarter.

Revenues for the nine month period ended March 31, 2005, were $8.8 million. This represents a $1.3 million decrease from the nine month period ended March 31, 2004. Some existing customers’ order volume were not at the same level as the prior year period, and new customers’ order volume has not yet increased to the level to negate the difference. Although large retailer revenues dipped for the period, our revenues from specialty retailer customers grew $0.6 million or 21.8%, over the first nine months of the prior year.

Cost of Goods Sold

Cost of goods sold for the three month period ended March 31, 2005, decreased 10.2% to 77.6%, compared to 87.8% for the prior year period. During the prior year period we encountered a shift from higher margin orders to higher volume orders with lower margins, and we incurred additional costs associated with decreased production as we discontinued domestic production operations in our Springfield, Missouri facility.

For the nine month period ended March 31, 2005, our cost of goods sold was 67.7%, a 16.4% decrease from the same period in the previous year. Much of the revenue volume for the nine month period in 2004 was at higher volumes and lower margins. Furthermore, our cost of goods sold during the prior year nine month period included an additional $0.3 million of expenses related to the cessation of domestic production. Finally, our improved margins for the current nine months were in large part due to our successful implementation of leaner inventory management and improved cost controls.

Operating Expenses

Operating expenses for the current year three month period decreased $0.2 million to 44.9% of sales, a 9.2% decrease from the prior year period. Stock compensation expense and depreciation decreased $0.1 million over the prior year period. The change to a manufacturing operation for our Indonesian subsidiary, Pt. Niaga Merapi, accounted for a reduction of $0.1 million in operating expenses, since those costs are now captured in cost of goods for the current period.

During the nine months ended March 31, 2005, operating expenses were $3.8 million, a $0.6 million drop compared to the same nine months in the prior year. Changing our Indonesian subsidiary, Pt. Niaga Merapi, to a manufacturing operation from a cost center accounted for $0.2 million of the reduction in operating expenses, since those costs are now captured in cost of goods during the current periods. Professional fees for the prior nine month period included fees associated with a resale registration statement filed following private equity investments in the Company. With the absence of the registration we were able to reduce costs for professional fees by $0.1 million during the current nine month period. Furthermore, investor relations expenses decreased $0.3 million from the prior year period.

Other Expense

Other expense, which predominately consists of interest expense, for the three months ended March 31, 2005, was $225,000 compared to $227,000 for the three months ended March 31, 2004. Amortization of discount on debt and the amortization of the aggregate fair value of the guarantees provided by SRC and Quest accounted for $140,000 and $116,000 of the expense, respectively. The discount on debt is amortized using the interest method. The $410,000 aggregate fair value of the guarantees provided by SRC and Quest are being amortized on the straight-line method from January through December 2005.

For the nine months ended March 31, 2005, other expense dropped $141,000 to $534,000, compared to $675,000 for the previous year. Similar to the three month period, debt discount amortization and amortization of the SRC and Quest guarantees in the current period accounted for most of the expense during the nine month periods ended March 31, 2005 and 2004, with $332,000 and $435,000 respectively.

Net Loss

Despite only a $0.1 million, or 2.8%, increase in revenues from the prior year period, our net loss was only $0.9 million for the three months ended March 31, 2005, compared to a loss of $1.4 million for the same three months in the prior year. Furthermore, although revenues for the current nine month period were down $1.3 million, or 12.7%, compared to the prior year nine month period, our loss dropped from $3.5 million to only $1.5 million for the current nine months. The decrease in the loss compared to the prior year periods can be attributed to several events. First, we have successfully implemented improved cost controls and production processes, which have enabled us to maintain higher margins. Our returns and allowances for the current nine-month period were down $0.4 million compared to the prior year period. We have recognized efficiencies and cost savings by moving all production overseas and eliminating the excess cost of underutilized domestic production capacity. Finally, our organization has also been successful keeping operating expenses either flat or less than in the prior year.

Inflation

We do not believe our business is materially affected by inflation. We anticipate that any increase in costs caused by inflation will be passed on to the customers.

Fiscal Years Ended June 30, 2004 and 2003

	2004		2003		Change
Sales (net)	$12,056,856	100.0%	$15,563,406	100.0%	$(3,506,550)	-%
Cost of sales	9,964,834	82.6%	9,688,209	62.2%	276,625	20.4%
Gross profit	2,092,022	17.4%	5,875,197	37.8%	(3,783,175)	(20.4)%
Operating expenses	5,706,453	47.3%	6,364,689	40.9%	(658,236)	6.4%
Operating loss	(3,614,431)	(30.0)%	(489,492)	(3.1)%	(3,124,939)	(26.9)%
Total other expense	832,508	6.9%	662,913	4.3%	169,595	2.6%
Income tax expense	-	-	-	-	-	-
Net loss	(4,446,939)	(36.9)%	(1,152,405)	(7.4)%	(3,294,534)	(29.5)%

Sales

Our sales are derived primarily from the sale of home furnishing and home décor products to large and specialty retailers. Sales for the year ended June 30, 2004, decreased $3.5 million or 22.5% to $12.1 million compared to $15.6 million for the year ended June 30, 2003. The decrease in revenues for fiscal 2004 from fiscal 2003 is due to several factors. First, we have experienced some quality issues with several vendors throughout fiscal 2004. Also notable was a $2.1 million decrease in sales to large retailers compared to the prior year. We believe the remnants of a languid economy impacted the rate at which orders were written by our large retailers during the first half of fiscal 2004. Furthermore, a portion of the decline in revenues can be attributed to a significant decrease from our prior year sales volume with a particular customer. We continue to receive orders from that customer, but at a reduced level compared to prior years. Our management is focusing its marketing efforts to increase sales volumes with existing customers while simultaneously developing a broader large retailer base, in order to diminish the effect of any one customer on our operations. In addition, sales returns and allowances increased by $0.3 million for fiscal 2004 from fiscal 2003, due to quality issues with a select number of overseas vendors. We believe that we have presented our product and services to only a small part of the much larger number of large and medium sized retailers who would find our offerings attractive and would order product from us. We intend to continue marketing our goods aggressively to large retail customers and expect that as a result we will continue to increase our sales to them substantially on a dollar-to-dollar comparative basis. Pricing in our industry is very competitive and we must focus on selling more goods to more customers at very competitive prices in order to increase our revenues. Furthermore, management has aggressively taken measures to improve product quality, including the management of our own finishing and final assembly facility in Indonesia.

Our company has existed in its present form only since July 2001, so we do not have an extensive history of sales information as a combined entity. However, based on sales since July 2001, and our evaluation of the historic operating results of Faith Walk and GuildMaster, it appears that we have the highest volume of sales during our first two fiscal quarters, which accounted for approximately 57.7% of fiscal 2004 sales, and that the remaining quarters, accounting for the other 42.3% of sales for 2004, are not quite as strong. We believe that part of the reason for the increase in sales for the quarters ending September 30, 2003, and December 31, 2003, as compared to the two following quarters, is due to several big projects for large retailers gearing up for the holiday months. Other than the growth of our enterprise, we have not observed any other significant seasonal patterns.

Cost of Sales

The cost of sales for the year ended June 30, 2004, increased as a percentage of sales to 82.6% compared to 62.2% for the year ended June 30, 2003. The percentage increase in costs for the year ended June 30, 2004, compared to the prior year, was due in part to substantial increases in ocean freight rates. In addition, we experienced a shift to high volume, low margin orders throughout fiscal year 2004. During fiscal year 2004, we incurred $0.4 million of expense associated with decreased domestic production and recorded a $0.5 million write-down for excess inventory. The increase in our cost of sales resulted in a decrease of our gross margin to 17.4% in fiscal year 2004 compared to 37.8% in fiscal year 2003.

Operating Expenses

During the year ended June 30, 2004, our operating expenses decreased $.7 million to $5.7 million, compared to $6.4 million for the same period last year. However, the decrease in revenues caused operating expenses, as a percentage of revenues, to increase 6.4% to 47.3% for fiscal 2004. The dollar decrease in operating expenses for fiscal 2004 was due to the net effect of decreases in certain expenses partially offset by increases in others. The increases were predominantly non-cash in nature. We recorded approximately $360,000 in non-cash charges associated with the issuance of 340,000 shares of common stock for investor relations services during the third quarter of fiscal 2004. We recorded an additional $65,000 of non-cash expense associated with the issuance of 65,000 shares of common stock to fulfill our severance obligations to Mr. Baker during the third quarter of fiscal 2004. The decrease in expenses was due primarily to the cessation of operations in Houston, Texas, and the elimination of approximately $0.6 million of expenses related to those operations, compared to fiscal 2003. The increase in operating expenses as a percentage of sales is directly attributable to the decrease in sales and the fixed cost nature of certain operating expenses.

Other Expense

Other expense for the year ended June 30, 2004, consisted principally of $0.8 million of interest expense compared to $0.7 million of interest expense for the year ended June 30, 2003. This increase during 2004 was primarily due to the $0.6 million non-cash charge related to the amortization of discount on convertible debt for 2004 versus $0.5 million for 2003.

Net Loss

Loss from operations increased to $3.6 million in fiscal 2004 from $0.5 million in fiscal year 2003. As a percentage of sales, the loss from operations increased to 30.0% in fiscal 2004 compared to 3.1% in fiscal year 2003 due to the effects of significant decreases in sales volume and gross margins.

We recorded a net loss of $4.4 million in fiscal 2004, compared to $1.2 million in fiscal year 2003. As a percentage of sales, our net loss increased to 36.9% in fiscal 2004 compared to 7.4% in fiscal year 2003. A significant portion of our fiscal year 2004 and 2003 losses were non-cash charges of $0.4 million for stock compensation expense and $0.6 million for amortization of debt discount related to conversion rights and warrants associated with the $750,000 convertible note financing completed in February 2002.

Net loss per share increased to $0.37 per share in fiscal year 2004, from $0.11 per share in fiscal 2003.

Inflation

We do not believe our business is materially affected by inflation. We anticipate that any increase in costs of goods sold and operating costs caused by inflation will be passed on to our customers through increases in price per unit.

Liquidity and Capital Resources

We had working capital of approximately ($0.1) million at June 30, 2004, compared with $1.9 million at June 30, 2003, and working capital of ($1.0) million at March 31, 2005, compared with $0.9 million at March 31, 2004.

Cash and cash equivalents and short-term investments were $0.5 million at June 30, 2004, compared to $0.1 million at June 30, 2003. Cash used in operating activities decreased from $1.1 million in fiscal year 2003 to $0.2 million in fiscal year 2004. The principal operating uses of cash during fiscal 2004 were attributable to the net loss of $4.4 million, and a $0.6 million reduction in payables. The amount of cash used during the current period was reduced by certain items providing or not requiring cash. Inventory provided $2.3 million and a reduction in receivables and due from factor provided $1.3 million. Furthermore, $0.2 million in depreciation and amortization, $0.4 million for the compensatory issuance of common stock, and another $0.6 million for the accretion of debt discount did not require cash.

Cash and cash equivalents and short-term investments were $73,000 at March 31, 2005, compared to $315,000 at March 31, 2004. Cash used in operating activities during the nine month period ended March 31, 2005, amounted to $1.7 million compared to $0.6 million for the same period in the prior year. The use of cash for the current period was attributable to the net loss of $1.5 million, a $1.8 million increase in trade receivables, a $0.1 million increase in inventories, and a $0.1 million decrease in accrued expenses. The amount of cash used during the current period was reduced by a $1.3 million decrease in funds due from factor and $0.5 million for depreciation and amortization and the amortization of debt discount and financing cost that did not require cash.

Investing activities during the year ended June 30, 2004, consumed $0.2 million in cash. This amount related to the acquisition of computer equipment and improvements in our technological infrastructure. Investing activities during the nine month period ended March 31, 2005, used $1,000 in cash. Cash provided by investing activities was attributable to a $77,000 certificate of deposit that matured in March 2005. The amount of cash provided during the current period was reduced by $82,000 in expenditures most of which related to the acquisition of new computer equipment and leasehold improvements for the new offices at WestWay Enterprises, our subsidiary located in Shenzhen, China and our factory expansion at P.T. Niaga Merapi, our subsidiary located near Yogyakarta, Indonesia.

During the year ended June 30, 2004, our cash provided from financing activities amounted to $0.7 million. This is principally attributable to investment capital raised of $0.5 million and proceeds from issuance of stockholders’ notes payable of $1.5 million offset by principal payments of $0.2 million on debt, payment of $0.2 million relating to a registration of Decorize’s common stock, and $1.0 million in advances from factor. During the nine months ended March 31, 2005, our cash provided by financing activities amounted to $1.4 million principally due to a $2.3 million net advance on a revolving line of credit with Bank of America and proceeds from issuance of stockholders’ notes payable of $250,000. The amount of cash provided during the current period was reduced by a $1.0 million decrease in advances from factor.

We anticipate that our working capital need will increase as our business grows. As of June 30, 2004, our working capital was approximately ($0.1) million. In particular, we require cash to fund the purchase and manufacturing of products for shipment to customers. We expect that these working capital requirements can be met through our ongoing relationships with asset-based lenders that have provided similar funding to us in the form of factored accounts receivable and borrowing against qualified inventories.

On January 12, 2005, we terminated our factoring agreement with CIT Commercial Services, a unit of CIT Group, Inc. Under the factoring agreement, Decorize and its global subsidiaries regularly sold the majority of our accounts receivable to CIT under global factoring arrangements in order to provide working capital liquidity. In connection with the termination of the factoring agreement, Decorize paid CIT $965,000 in satisfaction of outstanding amounts owed under that agreement. For the year ended June 30, 2004, our company and its subsidiaries factored $12.5 million in accounts receivable and received $10.9 million in cash from CIT. The factoring service fees were $69,119 and the interest paid on cash advances from the factor, amounted to $81,288 for the year ended June 30, 2004. For the six months ended December 31, 2004, the Company and its subsidiaries factored $4.6 million in accounts receivable and received $4.1 million in cash from CIT. The factoring service fees were $30,811 and the interest paid on cash advances from the factor amounted to $37,837 for the six months ended December 31, 2004.

The liquidity formerly provided by the CIT factoring agreement has been replaced by a one year Line of Credit obtained by Decorize on January 12, 2005, from Bank of America, N.A. The credit limit under the Line of Credit is $4,000,000 through May 31, 2005, and then decreasing to $3,000,000 from June 1, 2005 through maturity, which is set for December 31, 2005, subject to any agreed renewals. The Line of Credit was established under a Loan Agreement entered into between Decorize and Bank of America. The proceeds of the line of credit will be used primarily for working capital and to pay off certain outstanding debt, including the amounts owed to CIT under the retired factoring agreement.

Subject to the provisions of the Loan Agreement, Decorize can borrow, repay and reborrow principal under the Line of Credit from time to time during its term. The principal amount outstanding from time to time under the Line of Credit may not exceed lesser of (i) the credit limit, or (ii) the sum of (x) 85% of the value of Decorize’s receivables, excluding certain accounts with affiliates, foreign accounts, and other accounts disqualified by Bank of America, plus (y) the lesser of (1) $1,500,000 or (2) the value of Decorize’s inventory, excluding obsolete, damaged and discontinued items and other items disqualified by Bank of America. Under the Loan Agreement, Bank of America has agreed to issue commercial and standby letters of credit for the benefit of Decorize, in an amount not to exceed $250,000 in the aggregate, and subject to the amount of cash advanced under the Line of Credit plus amounts outstanding under the letters of credit not being in excess of the credit limit.

The annual interest rate on the Line of Credit is equal to the average of daily fluctuating interest rates offered by major banks in London for U.S. dollar deposits, as determined by Bank of America pursuant to the Loan Agreement, plus two percentage points. The initial interest rate on the Line of Credit was equal to 5.16%. Interest payments on the outstanding principal balance of the Line of Credit are due monthly beginning on January 31, 2005. The Line of Credit expires, and all outstanding principal must be repaid to Bank of America, on December 31, 2005.

On July 1, 2003, we secured a $150,000 line of credit, bearing interest at 7% annually, and maturing October 1, 2003, with Liberty Bank for use as operating capital. The line of credit was secured by a $150,000 Certificate of Deposit from James K. Parsons, who was then serving as the President and Chief Executive Officer and a director of our company. The line of credit has been paid off in its entirety.

In October 2003, we obtained a 12-month line of credit in the amount of $800,000 from Mr. Parsons, with principal amounts outstanding bearing interest at a per annum rate equal to the prime rate plus 1.25%. The amounts outstanding under a $150,000 promissory note issued to Mr. Parsons on July 17, 2003, were rolled into the line of credit and the $150,000 promissory note was cancelled. In consideration for Mr. Parson's agreement to establish the line of credit, we issued warrants to Mr. Parsons exercisable for 500,000 shares of Decorize common stock at an exercise price of $1.45 per share. The warrants are exercisable immediately and expire September 30, 2006. On December 10, 2003, pursuant to an amended and restated line of credit promissory note executed by our company in favor of Mr. Parsons, the principal amount of the line of credit was increased to $1,000,000, and the line of credit was secured by a subordinate security interest in our inventory. In consideration for the increase in the line of credit, we issued warrants to Mr. Parsons to purchase an additional 200,000 shares of Decorize common stock at an exercise price of $1.20 per share, on the same terms as the warrants originally issued in connection with the line of credit. The warrants issued in connection with the Parsons line of credit have a relative fair value equal to $302,097, which has been recorded as a discount against the carrying value of the note and will be amortized to interest expense over the term of the debt. As of June 30, 2004, $1,000,000 in principal was outstanding under the line of credit.

On April 29, 2004, our company and SRC agreed upon terms for a short-term $500,000 line of credit to be provided by SRC to our company. In connection with the loan, we executed a secured line of credit promissory note, bearing interest at prime plus 0.5%, with monthly payments of interest beginning in June 2004 and continuing until the note becomes due on September 30, 2004. The note is secured by all of the Company’s assets located in Springfield, Missouri, excluding any real property or accounts receivable. Our company and SRC agreed that the $500,000 loan is being provided as an alternative to SRC’s guaranty of a bank facility, and we agreed to issue SRC contingent warrants for 500,000 shares of common stock in connection with any draws on the credit line, on the same terms as previously agreed in connection with the private placement of Series A Preferred Stock. The parties agreed that SRC remains obligated to provide a guaranty for up to a $1,000,000 credit facility obtained by our company in the future, which may be used to repay the SRC note. The parties further agreed that if we obtain such a line of credit, and any contingent warrants would be payable to SRC pursuant to the terms of the private placement, then the number of warrant shares to be issued by our company will be reduced by the number of contingent warrant shares we issued in connection with the $500,000 short-term facility.

On May 5, 2004, we borrowed the full $500,000 under the short-term facility provided by SRC. The proceeds of the loan will be used for working capital purposes. We issued SRC warrants for 500,000 shares of Decorize common stock, which have an initial exercise price equal to $1.40 per share. The warrants expire ratably on May 5, 2007, 2008 and 2009.

In connection with our $500,000 private placement of Series A Preferred Stock to SRC Holdings Corporation in February 2004, we entered into agreements to exchange an aggregate $1,410,200 of debt owed to a principal stockholder and three of its current and former executive officers for shares of Decorize common stock. We issued 409,700 shares of common stock to NEST USA, Inc. in exchange for a $409,700 principal reduction in its existing convertible term note. In addition to those shares of common stock, we issued a second amended and restated note to NEST USA, which had an initial principal balance equal to the remaining $210,497 owed to NEST USA and a new schedule of payments providing for monthly payments of $10,000 each beginning February 1, 2004, and ending December 31, 2005, at which time all amounts due under the second amended and restated note would be due in full. We amended certain outstanding warrants held by NEST USA to extend their expiration date to December 31, 2005, and issued another set of warrants to NEST USA that are exercisable for 400,000 shares of common stock at an initial exercise price equal to $1.40 per share, which terminate on December 31, 2006. The carrying value of this debt has fully discounted due to the associated warrants, and the resulting discount is being amortized to interest expense over the term of the note.

Additionally, Mike Sandel, a Vice President and director, and Jon Baker and James Parsons, co-founders and former CEOs of our company, exchanged outstanding notes for shares of common stock pursuant to separate agreements entered into by each of them with our company. We exchanged an aggregate $1,000,500 in outstanding principal and accrued interest under three separate promissory notes for 1,000,500 shares of common stock, on the basis of $1.00 per share. We issued 75,000 shares to Mr. Parsons, 550,500 shares to Mr. Sandel, and 375,000 shares to Mr. Baker, and the outstanding principal amounts of the noteholders' promissory notes were reduced accordingly. As a result of the exchange, the outstanding principal amount of Mr. Parson’s note was reduced to $850,000, Mr. Sandel’s note and an unpaid interest was paid in full, the outstanding principal amount of Mr. Baker's promissory note was paid in full, and we issued a subordinated promissory note due December 2004, bearing interest at 6% per annum, as payment for the $56,451 of interest accrued on Mr. Baker’s note.

On October 5, 2004, we borrowed an additional $250,000 from SRC Holdings Corporation. A new demand note in the aggregate amount of $750,000 was issued in substitution for the promissory note previously issued in April 2004, which bears interest at prime plus 0.5%, with monthly payments of interest beginning on November 1, 2004. All amounts outstanding under the new note are payable upon demand from SRC to Decorize. The $250,000 additional proceeds will be used for working capital purposes. As compensation for the new demand note we issued SRC warrants for 250,000 shares of common stock, which have an initial exercise price equal to $1.40 per share. The warrants expire ratably on September 30, 2007, 2008 and 2009.

We anticipate that our working capital needs will increase as our business grows. In particular, we require cash to fund the purchase and manufacturing of products for shipment to customers. We expect that these working capital requirements can be met partially through our ongoing relationships with asset-based lenders that have provided similar funding to us in the form of factored accounts receivable. We also believe, however, that additional financing will be needed to meet the capital requirements associated with our growth objectives. The inability to secure such financing could have a material adverse effect on our ability to maintain our business or to achieve our growth objectives.

Total Contractual Cash and Other Obligations

The following table summarizes our long-term debt, capital lease obligations, and operating lease obligations as of June 30, 2004.

	Total	Less than 1 Year	1-3 Years	4 - 5 Years	After 5 Years
Aggregate amount of principal to be paid on the outstanding long-term debt	110,888	70,831	40,057	-	-
Principal payments due on notes payable to stockholders	2,273,588	550,451	1,723,137	-	-
Future minimum lease payments under capital leases	116,907	50,870	66,037	-	-
Future minimum lease payments under noncancelable operating leases	920,330	267,641	531,925	120,764	-

Totals	3,421,713	939,793	2,361,156	120,764	-

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources, and that are material to our shareholders.

DESCRIPTION OF PROPERTY

Our corporate headquarters are based in a single leased building of approximately 9,600 square feet in Springfield, Missouri. The rent for this space is $3,766 per month and the facilities are in good condition. The current term of the lease for our corporate headquarters ends in April 2006, and we have options to annually renew the lease until April 2008. We anticipate that if additional space is required within the next 12 months for our headquarters, then such space will be available in the Springfield area on a reasonable commercial basis.

We lease and operate a 41,250 square foot fulfillment center in Springfield, Missouri. The lease agreement currently provides for a monthly rent payment of $9,860. The lease on the building terminates on November 30, 2006, and there are options to renew the lease for two additional five-year periods. The Springfield facility is in good condition, and we believe the space is adequate for our operations in the foreseeable future.

We also lease additional design studio and office space of approximately 1,950 square feet in Houston, Texas. The rental agreement for this facility requires an $840 monthly rent payment and terminates on November 30, 2004. We anticipate renewing the lease prior to its expiration.

We lease and operate our own showroom of approximately 8,951 square feet in High Point, North Carolina. The High Point showroom lease terminates on October 31, 2009. The rent for the period from November 1, 2004 to October 31, 2005 is $9,680.70 per month, from November 1, 2005 to October 31, 2008 is $9,866.30 per month, and from November 1, 2008 to October 31, 2009 is $10,162 per month. We have an option to renew the lease for one five-year period.

Finally, pursuant to agreements with independent sales representative groups, we lease varying amounts of floor space at eight regional showrooms throughout the United States. The monthly rental payments vary between $500 and $2,440.

We maintain insurance for physical loss on all properties described above, and we believe that the amount of this insurance coverage provides adequate protection.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

When we acquired GuildMaster in June 2001, all of the stock of GuildMaster was owned by James Parsons, our Executive Vice President, and Ellen Parsons, the wife of James Parsons, and by Jon Baker, former President, Chief Executive Officer and director of Decorize. The purchase price for GuildMaster was $2.5 million, which we paid by issuing a $375,000 promissory note to Mr. Baker and by issuing Common Stock worth approximately $2,125,000 to Mr. Baker, Mr. Parsons and Mrs. Parsons. As part of the transaction, we entered into employment agreements with Mr. Baker and Mr. Parsons, which have since terminated. We also assumed a $925,000 debt owed by GuildMaster to Mr. Parsons, by issuing a $925,000 promissory note. In connection with our private placement of Series A Preferred Stock in February 2004, Mr. Parsons and Mr. Baker exchanged their notes for shares of common stock, on the basis of $1.00 per share. Accordingly, Decorize issued 75,000 shares to Mr. Parsons and 375,000 shares to Mr. Baker, the outstanding principal amount of Mr. Parsons’ note was reduced to $850,000, and the outstanding principal amount of Mr. Baker’s note was reduced to zero. However, Decorize issued a new subordinated promissory note to Mr. Baker in the amount of $56,451, representing the unpaid, accrued interest owed to Mr. Baker under the previous note.

We acquired Faith Walk in July 2001. Prior to the acquisition, Faith Walk was owned by J. Michael Sandel and his spouse. The purchase price for Faith Walk was $1.0 million. We paid $284,000 of the purchase price in cash. The remainder of the purchase price was paid by issuing a $216,000 promissory note and common stock worth approximately $510,000 to Mr. Sandel and his spouse. As part of the transaction, we entered into an employment agreement with Mr. Sandel. You can find information about Mr. Sandel’s employment agreement in "Executive Compensation" on page 36 of this prospectus. In October 2002, Mr. Sandel repaid a note on behalf of Faith Walk to Sterling Bank in the amount of $288,000. Decorize subsequently issued a note in the same amount to Mr. Sandel. In connection with our private placement of Series A Preferred Stock in February 2004, Mr. Sandel exchanged his notes for shares of common stock, on the basis of $1.00 per share. Accordingly, Decorize issued 550,500 shares to Mr. Sandel, and the outstanding principal amount of Mr. Sandel’s note and unpaid interest were paid in full.

On February 26, 2002, we completed a private placement financing with NestUSA of a $750,000 Convertible Term Note, convertible into 535,714 (as adjusted from an initial 300,000 shares in accordance with the antidilution provisions of such instrument due to the private placement completed in November and December of 2002) shares of common stock, with 300,000 warrants exercisable at $2.50 per share. Effective as of January 31, 2003, the convertible term note was amended to restructure the payments of principal and interest due from Decorize. From January 31, 2003 until December 31, 2003, we made monthly payments of interest and principal on the note in the amount of $17,500. Effective December 31, 2003, the note was reamortized and the monthly installments beginning on January 31, 2004 were adjusted. In connection with the restructuring of the Convertible Term Note, on January 31, 2003, we issued warrants to NestUSA exercisable for 216,000 shares of common stock at an exercise price of $2.80 per share. The warrants are exercisable until December 31, 2005. In connection with our private placement of Series A Preferred Stock in February 2004, Decorize amended the convertible note. On the date of the exchange, Decorize owed approximately $620,000 to NEST USA under the convertible note. Decorize issued 409,700 shares of common stock to NEST USA in exchange for a $409,700 principal reduction in the note. In addition to those shares of common stock, Decorize issued a second amended and restated note to NEST USA, which has an initial principal balance equal to the remaining $210,497 owed to NEST USA and a new schedule of payments providing for monthly payments of $10,000 each beginning February 1, 2004, and ending December 31, 2005, at which time all amounts due under the second amended and restated note would be due in full. In consideration of these transactions, Decorize amended certain outstanding warrants held by NEST USA to extend their expiration date to December 31, 2005, and issued another set of warrants to NEST USA that are exercisable for 400,000 shares of common stock at an initial exercise price equal to $1.40.

On October 3, 2003, we issued a line of credit note to James K. Parsons, Decorize’s Executive Vice President, in the amount of $800,000 at an interest rate of prime plus 1.25%, together with 500,000 warrants exercisable at $1.40 per share. On December 10, 2003, the note was amended to increase the principal amount available to $1,000,000, and Mr. Parsons was issued an additional 200,000 warrants exercisable at $1.20 per share.   The initial set of warrants are exercisable until September 30, 2006, and the second set of warrants terminate on December 31, 2006.

On February 13, 2004, Decorize completed a private placement of 500,000 shares of Series A Preferred Stock to SRC Holdings Corporation at a price of $1.00 per share. Each share of Series A Preferred Stock is convertible into one share of common stock. We also issued SRC warrants to acquire 750,000 shares of common stock at an initial exercise price of $1.40 per share, and it agreed to issue additional warrants for up to 1,000,000 shares of common stock at the time Decorize obtains a new $1,000,000 line of credit relying on a standby limited guaranty provided by SRC. In connection with the offering, we also issued warrants to acquire up to 600,000 shares of common stock at SRC’s request to Quest Capital Alliance, L.L.C., which are exercisable at an initial exercise price of $1.40 per share. Decorize also pays Quest a management fee of $2,500 per month. You can find information about the rights of the holders of Series A Preferred Stock in "Description of Securities - Preferred Stock" on page 17 of this prospectus.

Concurrent with the closing of the sale of the Series A Preferred Stock to SRC, James K. Parsons, a director and the Executive Vice President of Decorize, executed a voting agreement whereby he granted SRC the right to vote his shares of common stock in connection with certain major transactions. The voting rights granted by Mr. Parsons to SRC will terminate on February 13, 2006.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of our common stock began trading on The American Stock Exchange on March 8, 2002, under the symbol “DCZ”. The following table summarizes the highest and lowest reported sales price per share for the fourth fiscal quarter of 2005 (through May 20, 2005), the first three fiscal quarters of 2005, and all fiscal quarters of 2004 and 2003.

	High	Low

Fourth Quarter 2005 (April 1, 2005 through May 20, 2005)	$0.67	$0.48
Third Quarter 2005	0.82	0.44
Second Quarter 2005	0.84	0.56
First Quarter 2005	0.82	0.60
Fourth Quarter 2004	1.19	0.50
Third Quarter 2004	1.10	0.45
Second Quarter 2004	1.52	0.80
First Quarter 2004	1.75	1.30
Fourth Quarter 2003	1.77	1.39
Third Quarter 2003	1.90	1.01
Second Quarter 2003	2.39	0.72
First Quarter 2003	3.20	1.75

We had approximately 727 beneficial owners of our common stock, including 90 of which were holders of record, as of March 31, 2005.

We have not paid cash dividends on our common stock since its inception. The board of directors does not anticipate payment of any cash dividends in the foreseeable future and intends to continue its present policy of retaining earnings for reinvestment in our operations.

The following table summarizes as of June 30, 2004, the shares of common stock authorized for issuance under our equity compensation plans:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	923,261	1.18	2,076,739

Equity compensation plans not approved by security holders	-	-	-

Total	923,261	1.18	2,076,739

EXECUTIVE COMPENSATION

Summary Compensation

The following table, and the accompanying explanatory footnotes, includes annual and long-term compensation information on (i) our Chief Executive Officer, (ii) our former Chief Executive Officer, and (ii) three other executive officers and one employee who were the most highly compensated officers or employees of Decorize for services rendered in all capacities during the twelve month periods ended June 30, 2004, 2003 and 2002.

Name and Principal Position	Annual Compensation						Long Term Compensation

	Twelve Month Period	Salary		Bonus	Other Annual Compensation		Securities Underlying Options		All Other Compensation

Stephen R. Crowder (1)	2004	$46,344		$-0-	$-0-		125,000	(2)	$-0-
President, CEO and	2003	$-0-		$-0-	$-0-		-0-		$-0-
Director	2002	$-0-		$-0-	$-0-		-0-		$-0-

Jon T. Baker (3)	2004	$68,769		$-0-	$64,350	(5)	-0-		$-0-
Former Chairman, CEO,	2003	$159,765	(4)	$10,000	$-0-		-0-		$-0-
President and Director	2002	$158,579	(4)	$20,000	$-0-		-0-		$-0-

James K. Parsons (6)	2004	$105,354	(7)	$-0-	$-0-		-0-		$-0-
CEO, President and	2003	$123,700	(7)	$-0-	$-0-		-0-		$-0-
Director	2002	$88,462	(7)	$-0-	$-0-		-0-		$-0-

J. Michael Sandel	2004	$116,544	(8)	$-0-	$-0-		-0-		$-0-
Vice President and	2003	$113,423	(8)	$-0-	$-0-		-0-		$-0-
Director	2002	$107,800		$-0-	$-0-		-0-		$-0-

Shane Mathews (9)	2004	$54,856		$-0-	$71,486	(10)	40,000	(13)	$-0-
Key Account Manager	2003	$70,000		$-0-	$105,373	(11)	15,000	(14)	$-0-
	2002	$70,000		$-0-	$94,425	(12)	10,000	(15)	$5,000

Alex Budzinsky	2004	$101,691		$-0-	$-0-		185,000	(16)	$-0-
Former Executive Vice	2003	$107,077		$22,462	$2,478		40,000	(17)	$-0-
President and CFO	2002	$40,615		$-0-	$-0-		100,000	(18)	$-0-

(1)
Mr. Crowder was appointed as President, Chief Executive Officer and a director of Decorize on February 17, 2004, and was therefore employed by Decorize for four and one-half months in fiscal year 2004. Mr. Crowder’s initial annual base salary is $150,000.

(2)	The 125,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on February 20, 2004 , for an exercise price equal to $1.40 per share.
(3)
Mr. Baker resigned from his positions as Chairman, President and Chief Executive Officer of Decorize on August 25, 2003, and was therefore employed by Decorize for two months in fiscal year 2004. Mr. Baker’s term serving as a member of the Board ended in November, 2003.

(4)	Includes $21,421 in deferred compensation earned by Mr. Baker in fiscal year 2002, to be paid in fiscal year 2003.

(5)	65,000 shares issued pursuant separation agreement at the market price of $0.99 on date of issuance for a value of $64,350.

(6)
Mr. Parsons also served as President and Chief Executive Officer of Decorize from August 25, 2003, the date of Mr. Baker’s resignation, until February 17, 2004, when Mr. Crowder was appointed to fill those positions.

(7)
Pursuant to his employment agreement with Decorize which was in place during such fiscal years, Mr. Parsons’ annual salary is $140,000. Mr. Parsons has opted to forgo the remaining salary owed to him under his employment agreement for fiscal years 2002, 2003 and 2004.

(8)
Mr. Sandel’s annual salary for fiscal year 2004 was $116,544, and his annual salary for fiscal year 2003 was $113,423, although his employment agreement with Decorize provides for an annual salary of $110,000. Mr. Sandel was employed by the Decorize for 11 months in fiscal year 2002.

(9)	Mr. Matthews is not an executive officer of Decorize; however, he is included in the table as a highly compensated employee pursuant to SEC rules.
(10)	Represents sales commissions paid in fiscal year 2004.
(11)	Represents sales commissions paid in fiscal year 2003.
(12)	Represents sales commissions paid in fiscal year 2002.
(13)
The 40,000 shares are issuable under stock options granted under the 1999 Stock Option Plan and were granted in a block of 15,000 options on October 22, 2003, for an exercise price of $1.22 per share and a block of 25,000 options on December 10, 2003, for an exercise price of $1.20 per share. These options were forfeited on June 15, 2004.

(14)	The 15,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on July 26, 2002, for an exercise price equal to $2.40 per share.
(15)	The 10,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on October 8, 2001, for an exercise price equal to $2.65 per share.
(16)
The 185,000 shares are issuable under stock options granted under the 1999 Stock Option Plan and were granted in a block of 45,000 options on October 22, 2003, for an exercise price of $1.22 per share and a block of 140,000 options granted on December 10, 2003, for an exercise price of $1.20 per share. These options were forfeited on May 17, 2004.

(17)	The 40,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on July 26, 2002, for an exercise price equal to $2.40 per share.
(18)	The 100,000 shares are issuable under stock options granted under the 1999 Stock Option Plan on January 16, 2002, for an exercise price equal to $2.70.

401(k) Plan

Effective July 1, 2002, we adopted a 401(k) Profit Sharing Plan that is qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) plan is available to each employee who meets certain eligibility requirements. Employees may begin participation in the 401(k) plan on the first day of every month any time after one month of employment. Participating employees may contribute a portion of their compensation not exceeding a limit set annually by the Internal Revenue Service. Decorize has made no contributions to the 401(k) plan and, at this time, does not intend to begin matching employee contributions to the 401(k) Plan.

Option Grants Table

The following table sets forth certain information with respect to the options granted during the fiscal year ended June 30, 2004, to each employee listed in the Summary Compensation Table set forth above.

Option Grants in Fiscal Year 2004

Name	Number of Options Granted	Percent of Total Options Granted to Employees in Fiscal Year (1)	Exercise or Base Price in Dollars per Share	Expiration Date
Stephen R. Crowder	125,000 (3)	9.5%	$1.40	2/20/11
Jon T. Baker (4)	-0-	N/A	N/A	N/A
James K. Parsons (4)	-0-	N/A	N/A	N/A
J. Michael Sandel (4)	-0-	N/A	N/A	N/A
Shane Matthews	40,000 (5)	3.1%	$1.20 - $1.22 (2)	N/A
Alex Budzinsky	185,000 (6)	14.1%	$1.20 - $1.22 (2)	N/A

(1)	The aggregate number of options granted in fiscal year 2004 was 1,310,100.
(2)	Closing price of the Common Stock on AMEX at the date of grant.
(3)	All options vested immediately on February 20, 2004, the date of grant.
(4)	The Company has never granted any stock options to Jon T. Baker, James K. Parsons or J. Michael Sandel.
(5)	The options were forfeited on June 15, 2004.
(6)	The options were forfeited on May 17, 2004.

Report on Option Grants

In December 2003, the Compensation Committee determined that stock options held by certain officers and employees of the Company had exercise prices significantly higher than the market price of the Company’s common stock, and that those options were unlikely to be exercised in the near future and were not providing proper incentives to these officers and employees. Therefore, the Compensation Committee decided to cancel certain options previously granted to these persons and issue new options with an exercise price equal to the closing price of the Company’s common stock on AMEX on the date of grant. By issuing these new options, the Company intended to provide improved incentives to these officers and employees by realigning their compensation programs to more closely reflect current market and economic conditions. Cancellation of options and grants of new options to each employee listed in the Summary Compensation Table are described below.

The Company cancelled options to purchase 140,000 shares of the Company’s common stock, with exercises prices between $2.40 and $2.70 per share, which were previously granted to Mr. Budzinsky. To replace those options, the Company granted Mr. Budzinsky options to purchase 140,000 shares of common stock, with an exercise price of $1.20 per share. The Company also cancelled options to purchase 25,000 shares of common stock, with prices between $2.40 and $2.65 per share, which were previously granted to Mr. Matthews. To replace those options, the Company granted Mr. Matthews options to purchase 25,000 shares of common stock, with an exercise price of $1.20 per share. The options granted to Mr. Matthews and Mr. Budzinsky in December 2003 were subsequently forfeited, as a result of the resignation of these individuals from their employment with the Company.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth certain information with respect to the options owned by the employees named above during the year ended June 30, 2004:

	Shares Acquired	Value	Number of Unexercised Options at June 30, 2004		Value of Unexercised In-the- Money Options at June 30, 2004 (1)
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Stephen R. Crowder	-0-	N/A	125,000	N/A	$-0-	N/A
Jon T. Baker (2)	-0-	N/A	N/A	N/A	N/A	N/A
James K. Parsons (2)	-0-	N/A	N/A	N/A	N/A	N/A
J. Michael Sandel (2)	-0-	N/A	N/A	N/A	N/A	N/A
Shane Matthews	-0-	N/A	N/A	N/A	N/A	N/A
Alex Budzinsky	-0-	N/A	N/A	N/A	N/A	N/A

(1)	Based upon the $0.78 closing price of the Common Stock on the AMEX on June 30, 2004, and the exercise price of the options, which were between $1.13 and $1.40 per share.
(2)	The Company has never granted any stock options to Jon T. Baker, James K. Parsons or J. Michael Sandel.

Employment Agreements

Our only employment contract with an executive officer is with Mr. Sandel. Mr. Sandel’s employment contract, dated July 31, 2001, has a term of four years and a base annual salary of $110,000. Bonuses, if any, are to be paid at the sole discretion of our Board of Directors. The agreement contains an equity compensation provision under which Mr. Sandel had an opportunity to earn an equity compensation bonus on the second anniversary of the agreement based on the profitability of Faith Walk Designs, but no equity compensation was earned prior to expiration of that provision of the agreement. The contract also includes a two-year covenant-not-to-compete in the event Mr. Sandel voluntarily terminates his employment with us.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

On January 3, 2003, Decorize dismissed its independent public accountants, Ernst & Young LLP. The decision to change accountants was recommended and approved by our board of directors on that same date, following the recommendation of Decorize's audit committee. From April 12, 2002, the date of our former accountant's engagement, until January 3, 2003, there were no disagreements with Ernst & Young LLP on any matter of accounting principle or practice, financial statement disclosure or auditing scope of procedure, which disagreements, if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. None of the former accountant's reports on the company's financial statements for the period of their engagement with Decorize contained an adverse opinion or disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles.

The letter from the former accountants to the office of the Chief Accountant of the SEC stating that they are in agreement with the above statements is attached to Decorize's Form 8-K filed with the SEC on January 6, 2003.

Effective January 6, 2003, Decorize engaged BKD, LLP, as its independent public accountants. During the two most recent twelve month periods ending June 30, 2002 and June 30, 2001 and the period of July 1, 2002 through January 3, 2003, neither Decorize, nor anyone on behalf of Decorize, consulted BKD regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any matter that was the subject of a disagreement or a reportable event; and such matters were not an important factor in reaching a decision to engage BKD as our independent public accountants. Decorize instructed BKD to audit its financial statements for the year ended June 30, 2002, in addition to completing its normal year end audit of its fiscal 2003 financials.

LEGAL MATTERS

The validity of the common stock offered hereby is being passed upon by Hallett & Perrin, P.C., Dallas, Texas.

EXPERTS

The consolidated financial statements of Decorize, Inc. as of and for the year ended June 30, 2003, and June 30, 2004, appearing in this Prospectus and Registration Statement has been audited by BKD, LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon such report given by BKD, LLP as experts in accounting and auditing.

OTHER AVAILABLE INFORMATION

We are subject to the reporting requirements of the SEC. Accordingly, we are required to file current reports with the SEC including annual reports, quarterly reports, proxy or information statements, and current reports as required by SEC rules. All reports that we file electronically with the SEC are available for viewing free of charge over the Internet via the SEC's EDGAR system at http://www.sec.gov. We will provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of any information that is incorporated by reference in this prospectus. Requests should be directed to Stephen R. Crowder, our President and Chief Executive Officer.

We are filing a registration statement with the SEC on Form SB-2 under the Securities Act of 1933 in connection with the securities offered in this prospectus. This prospectus does not contain all of the information that is in the registration statement, and you may inspect without charge, and copy all materials that we file with the SEC, at the public reference room maintained by the SEC at 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of these materials may also be obtained at prescribed rates by calling the SEC public reference room at 1-800-SEC-0330.

INDEX TO FINANCIAL STATEMENTS
DECORIZE, INC.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Decorize, Inc
Springfield, Missouri

We have reviewed the accompanying consolidated balance sheet of Decorize, Inc. as of March 31, 2005, and the related consolidated statements of operations for the three-month and nine-month periods and changes in stockholders’ equity and cash flows for the nine-month periods ended March 31, 2005 and 2004. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

Springfield, Missouri
May 11, 2005

DECORIZE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
MARCH 31, 2005 (Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$73,328
Receivables:
Trade accounts receivable, net of allowance of $80,000	1,876,382
Other	17,309

Inventories	883,940

Prepaid expenses and other	383,860

Total current assets	3,234,819

Property and equipment, net $566,163 accumulated depreciation	356,537

Goodwill	3,258,938

Other assets	42,424

3,657,899

Total assets	$6,892,718

See accompanying notes to the consolidated financial statements.

DECORIZE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET (continued)
MARCH 31, 2005 (Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accounts payable	$758,235

Accrued salaries and commissions	71,849

Other accrued expenses	224,272

Revolving line of credit	2,286,030

Current portion of notes payable to stockholders	806,451

Current portion long-term debt	83,760

Current portion of capital lease obligations	37,317

Total current liabilities	4,267,914

Capital lease obligations, less current portion	29,928

Long-term debt, less current portion	37,606

Notes payable to stockholders	1,821,502

Total liabilities	6,156,950

Stockholders' equity:

Preferred stock, $.001 par value; 10,000,000 shares	500
authorized, none issued	-

Common stock, $.001 par value; 50,000,000 shares
authorized, 13,166,735 shares outstanding	13,167

Additional paid-in capital	10,029,901

Accumulated deficit	(9,307,800)

Total stockholders' equity	735,768

Total liabilities and stockholders' equity	$6,892,718

See accompanying notes to the consolidated financial statements.

DECORIZE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales	$2,863,434	$2,784,564	$8,809,435	$10,089,026

Cost of goods sold	2,221,992	2,444,244	5,961,976	8,480,797

Gross profit	641,442	340,320	2,847,459	1,608,229

Operating expenses:
Selling, general and administrative	1,247,273	1,372,981	3,654,327	4,173,096
Stock compensation	-	64,350	-	64,350
Depreciation and amortization	39,619	68,978	127,069	187,252
Total operating expenses	1,286,892	1,506,309	3,781,396	4,424,698

Operating income (loss)	(645,450)	(1,165,989)	(933,937)	(2,816,469)

Other income (expense):
Interest income	378	5	1,808	793
Interest expense	(77,178)	(88,230)	(197,100)	(216,590)
Amortization of debt discount
and financing cost	(139,609)	(115,822)	(332,058)	(435,864)
Other	(8,862)	(22,968)	(6,522)	(23,165)
Total other income (expense)	(225,271)	(227,015)	(533,872)	(674,826)

Net loss	$(870,721)	$(1,393,004)	$(1,467,809)	$(3,491,295)

Basic and diluted loss per share	$(0.07)	$(0.11)	$(0.11)	$(0.30)

Basic and diluted weighted-average
shares outstanding	13,166,735	12,352,711	13,157,647	11,638,925

See accompanying notes to the consolidated financial statements.

DECORIZE, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (Unaudited)

					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total
Nine months ended March 31, 2004
Balances, June 30, 2003	-	$-	11,270,693	$11,271	$7,272,369	$(3,347,902)	$3,935,738

Compensatory issuance of common stock for services	-	-	340,000	340	353,260	-	353,600

Fees assiciated with the issuance of common stock	-	-	-	-	(289,649)	-	(289,649)

Issuance of common stock related to conversion of long-term debt, net expenses	-	-	409,700	410	401,430	-	401,840

Issuance of common stock related to conversion of shareholders' debt, net expenses	-	-	1,000,500	1,000	989,568	-	990,568

Compensatory issuance of common stock per severance agreement	-	-	65,000	65	64,285	-	64,350

Net proceeds from issuance of preferred stock and common stock	500,000	500	36,197	36	517,714	-	518,250

Dividends declared	-	-	-	-	-	(5,150)	(5,150)

Discount recorded on notes	-	-	-	-	317,766	-	317,766

Net loss	-	-	-	-	-	(3,491,295)	(3,491,295)

Balances, March 31, 2004	500,000	$500	13,122,090	$13,122	$9,626,743	$(6,844,347)	$2,796,018

					Additional
	Preferred Stock		Common Stock		Paid-in	Accumulated
	Shares	Par Value	Shares	Par Value	Capital	Deficit	Total
Nine months ended March 31, 2005
Balances, June 30, 2004	500,000	$500	13,136,735	$13,137	$9,582,431	$(7,809,964)	$1,786,104

Compensatory issuance of common stock	-	-	30,000	30	19,470	-	19,500

Dividends declared	-	-	-	-	-	(30,027)	(30,027)

Discount recorded on stockholder note	-	-	-	-	5,000	-	5,000

Warrants issuable as compensation	-	-	-	-	423,000	-	423,000

Net loss	-	-	-	-	-	(1,467,809)	(1,467,809)

Balances, March 31, 2005	500,000	$500	13,166,735	$13,167	$10,029,901	$(9,307,800)	$735,768

See accompanying notes to the consolidated financial statements.

Decorize, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months Ended
	March 31,	March 31,
	2005	2004

Operating Activities
Net loss	$(1,467,809)	$(3,491,295)
Items not requiring (providing) cash
Depreciation and amortization	135,226	187,251
Compensatory issuance of common stock and stock options	-	417,950
Amortization of debt discount and financing cost
included in interest expense	332,058	435,864
Loss on disposal of equipment	8,307	23,792
Changes in
Trade accounts receivable	(1,809,621)	156,205
Due from factor	1,314,716	320,173
Inventories	(114,364)	2,317,383
Prepaid expenses and other current assets	37,410	23,201
Accounts payable	(48,630)	(939,856)
Accrued expenses and other	(92,107)	(17,555)
Deferred revenues	-	11,992
Net cash used in operating activities	(1,704,814)	(554,895)

Investing Activities
Purchase of property and equipment	(81,764)	(50,655)
Purchase of certificate of deposit	76,733	-
Proceeds from sales of equipment	3,550	-
Net cash used in investing activities	(1,481)	(50,655)

Financing Activities
Principal payments on long-term debt	(109,715)	(157,332)
Proceeds from issuance of stockholders' notes payable	250,000	1,000,000
Fees associated with the conversion of stockholders' notes payable
to shares of common stock	-	(19,109)
Net advances on revolving line of credit	2,286,030	-
Deferred fees associated with bank financing	(42,933)	-
Principal payments on capital lease obligations	(38,261)	(40,002)
Issuance of common stock, net of related expenses	-	37,500
Issuance of preferred stock, net of related expenses	-	480,750
Proceeds from issuance of short-term debt	-	150,000
Principal payment on short-term debt	-	(150,000)
Payment of costs of ongoing stock registration	-	(130,477)
Advances from factor, net	(980,398)	(372,311)
Net cash provided by financing activities	1,364,723	799,019

Increase (Decrease) in Cash and Cash Equivalents	(341,572)	193,469

Cash and Cash Equivalents, Beginning of Year	414,900	121,716

Cash and Cash Equivalents, End of Year	$73,328	$315,185

Cash Paid for Interest	$158,422	$93,892
See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. GENERAL

The accompanying unaudited interim consolidated financial statements of Decorize, Inc. (the "Company") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") for reporting on Form 10-QSB. Accordingly, certain information and footnotes required by generally accepted accounting principles for complete financial statements have been omitted. These interim statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-KSB for the fiscal year ended June 30, 2004, including all amendments to that annual report.

The information contained herein reflects all normal and recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the results of operations and financial position. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year.

The Company has a stock-based employee compensation plan. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Stock-based employee compensation cost is reflected in net income, as some options granted under those plans had an exercise price below the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Three Months Ended March 31,		Nine Months Ended March 31,
	2005	2004	2005	2004

Net loss, as reported	$(870,721)	$(1,393,004)	$(1,467,809)	$(3,491,295)
Add: Stock-based employee compensation expense included in reported net loss, net of tax effects	-	39,897	-	39,897

Less: Total stock-based employee compensation expense determined under the fair value based method	(34,315)	(30,738)	(138,355)	(205,614)

Pro forma net loss	$(905,036)	$(1,383,845)	$(1,606,164)	$(3,657,012)

Loss per share
Basic and diluted - as reported	$(0.07)	$(0.11)	$(0.11)	$(0.30)
Basic and diluted - pro forma	$(0.07)	$(0.11)	$(0.12)	$(0.31)

2. LOSS PER SHARE

Basic earnings per share are computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed similar to basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

Since all stock options, convertible notes, convertible preferred stock and warrants would be antidilutive, basic and diluted loss per share amounts are based on the weighted average number of common shares outstanding.

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2005	2004	2005	2004

Numerator
Net loss for basic and diluted loss per share	$(870,721)	$(1,393,004)	$(1,467,809)	$(3,491,295)

Denominator
Denominator for basic loss per share - weighted average shares	13,166,735	12,352,711	13,157,647	11,638,925
Effect of employee stock options and warrants	-	-	-	-
Denominator for diluted loss per share - adjusted weighted average shares and assumed conversions	13,166,735	12,352,711	13,157,647	11,638,925

Basic loss per share	$(0.07)	$(0.11)	$(0.11)	$(0.30)

Diluted loss per share	$(0.07)	$(0.11)	$(0.11)	$(0.30)

3. INVENTORIES

Inventories as of March 31, 2005 consist of the following:

Finished Products	$779,720
Raw Materials	55,472
Work in Process	48,748
$883,940

4. DEBT

On October 5, 2004, the Company borrowed an additional $250,000 from SRC Holdings Corporation. A new demand note in the aggregate amount of $750,000 was issued in substitution for the promissory note previously issued in April 2004, bearing interest at prime plus 0.5%, with monthly payments of interest beginning on November 1, 2004. All amounts outstanding under the new note are payable upon demand from SRC to the Company. The $250,000 additional proceeds were used for working capital purposes. In consideration of SRC’s advance of the additional $250,000 under the new demand note the Company issued SRC warrants to purchase 250,000 shares of common stock for an initial exercise price equal to $1.40 per share and an estimated aggregate fair value of $5,000.

On January 12, 2005, the Company obtained a line of credit from Bank of America, N.A. having a credit limit of up to $4,000,000 through May 31, 2005, and then decreasing to $3,000,000 from June 1, 2005 through maturity. The Line of Credit matures on December 31, 2005. The proceeds of the Line of Credit are being used primarily for working capital and to pay off certain outstanding debt, including $965,000 that was owed to CIT Commercial Services, a unit of CIT Group, Inc. for amounts outstanding under global factoring arrangements retired at the closing of the new Line of Credit.

The Company can borrow, repay and reborrow principal under the Line of Credit from time to time during its term. The principal amount outstanding from time to time under the Line of Credit may not exceed the lesser of (i) the applicable credit limit, or (ii) the sum of 85% of the value of the Company’s receivables, excluding certain accounts with affiliates, foreign accounts, and other accounts disqualified by the lender, plus the lesser of (1) $1,500,000 or (2) the value of the Company’s inventory, excluding obsolete, damaged and discontinued items and other items disqualified by the lender. Under the loan agreement, the lender has agreed to issue commercial and standby letters of credit for the benefit of the Company, in an amount not to exceed $250,000 in the aggregate.

The annual interest rate on the Line of Credit is equal to the average of daily fluctuating interest rates offered by major banks in London for U.S. dollar deposits, as determined by the lender pursuant to the loan agreement, plus two percentage points. The initial interest rate on the Line of Credit was equal to 5.16%. Interest payments on the outstanding principal balance of the Line of Credit are due monthly beginning on January 31, 2005.

The Bank of America loan agreement contains certain financial covenants, including basic fixed charge coverage ratio and tangible net worth covenants, which are calculated in the manner set forth in the agreement. Currently, the Company is required to have a basic fixed charge coverage ratio of no less than 1.2 to 1.0, and a minimum tangible net worth of $1,585,000, as of June 30, 2005. The tangible net worth requirement is scheduled to increase to $1,600,000 and $1,800,000 as of September 30 and December 31, 2005, respectively. The Company has been able to reduce the historic levels of its net operating loss over the last several months. However, it has notified Bank of America that its current projected level of net operating losses, combined with the delayed completion of certain financing transactions that the Company is currently pursuing, make it more likely than not that the Company will not be in compliance with its basic fixed charge coverage ratio and tangible net worth covenants at the end of fiscal 2005. The Company is discussing methods to address those issues with the lender, and it intends to pursue alternate financing in order to meet its commitments if it is unable to continue obtaining credit on acceptable terms from Bank of America.

The Line of Credit is guaranteed by SRC Holdings Corporation, a Missouri corporation and stockholder of the Company, in an amount limited to $750,000 pursuant to a Commercial Guaranty. Quest Capital Alliance, L.L.C., a Missouri limited liability company and also a stockholder of the Company, has agreed to provide a supplemental guaranty for $250,000 of the amount guaranteed by SRC, pursuant to an agreement between Quest and SRC. In addition, SRC and James K. Parsons, a director, officer and stockholder of the Company, each subordinated all present and future indebtedness owed to them by the Company to the Line of Credit.

In order to obtain the guarantees of SRC and Quest, the Company entered into a letter agreement on January 14, 2005 in which it agreed, in part, to issue them new common stock warrants, to reduce the exercise and conversion prices for outstanding warrants, convertible notes and preferred stock held by them, and to obtain key-man life insurance policies on Mr. Stephen R. Crowder, the Company’s president and chief executive officer. The letter agreement provides for the Company to issue warrants to SRC to acquire 1,500,000 shares of the Company’s common stock, and warrants to Quest to acquire 750,000 shares of common stock. The warrants have an initial exercise price of $0.40 per share and are exercisable for five years from the date of the agreement. The Company also agreed to reduce the exercise price of all warrants currently outstanding in favor of SRC and Quest, which were exercisable for an aggregate 1,500,000 shares of common stock and an aggregate 1,057,143 shares of common stock, respectively, to $0.40 per share. The exercise period of the warrants were reduced such that 50% will expire on October 10, 2005 and the remaining 50% shall expire on April 10, 2006. The Company also reduced the applicable conversion price of all outstanding shares of its Series A Cumulative Convertible Preferred Stock, of which SRC is the sole holder, to a conversion price of $0.40 per share.

The letter agreement also provided for the Company to issue to SRC a second amended and restated promissory note in the principal amount of $750,000 in replacement of a first amended and restated promissory note in the same principal amount, which was issued on September 30, 2004. Any principal or interest outstanding from time to time under the amended note is convertible into shares of common stock at an initial conversion price of $0.40. Interest is due monthly on the first day of each calendar month commencing on February 1, 2005. The outstanding principal amount of the amended note is due upon SRC’s demand, and it bears interest at a rate equal to the prime rate plus one-half percent. If Bank of America exercises its rights to payment under the SRC guaranty, the Company is required to grant to SRC and Quest, 1,250,000 and 625,000 shares of common stock, respectively. The Company also agreed to further reduce the exercise and conversion prices of the warrants and securities convertible into common stock, if any amount is paid to the bank by SRC or Quest under the guaranty or if the guaranty is required to extend past June 30, 2006.

The fair value of the new warrants and the beneficial conversion feature of the second amended and restated promissory note, combined with the relative increase in the fair value of the modified outstanding warrants represents the aggregate fair value of the guarantees provided by SRC and Quest, $410,000. This asset will be amortized to expense on the straight-line method through December 31, 2005, the expected duration of the guaranty.

On January 12, 2005, the Company terminated its Factoring Agreement with CIT Commercial Services. Under the Factoring Agreement, the Company and its global subsidiaries regularly sold the majority of their accounts receivable to the CIT Group under global factoring arrangements in order to provide the Company with working capital liquidity. The liquidity formerly provided by the Factoring Agreement has been replaced by the Bank of America line of credit. In connection with the termination of the Factoring Agreement, the Company paid CIT Group $965,000 in satisfaction of outstanding amounts owed under that agreement.

5. CONTINGENCIES

In June 2004, the Company received a lawsuit seeking damages for unpaid fees and expenses arising from an alleged agreement for promotional services. In March 2005, the Company and the plaintiffs entered into a stipulation and settlement agreement in which all claims were released in exchange for the issuance of common stock warrants valued at $13,000.

We are subject to certain other legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, based on discussions with and advice of legal counsel, the amount of ultimate liability with respect to these actions will not materially affect the consolidated results of operations or our financial condition.

6. FUTURE CHANGE IN ACCOUNTING PRINCIPLES

On December 16, 2004 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”. Statement 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends FASB Statement No. 95, “Statement of Cash Flows”. Generally, the approach on Statement 123R is similar to the approach described in Statement 123. However, Statement 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123R must be adopted for fiscal years starting after December 15, 2005. The Company expects to adopt Statement 123R starting July 1, 2006.

As permitted by Statement 123R, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally do not recognize compensation cost for employee stock options. Accordingly, the adoption of Statement 123R’s fair value method may have a significant impact on the Company’s results of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and the option pricing model that the Company adopts.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Decorize, Inc.
Springfield, Missouri

We have audited the accompanying consolidated balance sheets of Decorize, Inc. as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Decorize, Inc. as of June 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

July 30, 2004, except for Note 10 as to which the date is September 10, 2004 Springfield, Missouri

Decorize, Inc. Consolidated Balance Sheets June 30, 2004 and 2003

Assets
	2004	2003

Current Assets
Cash and cash equivalents	$414,900	$121,716
Certificate of deposit	76,733	—
Receivables
Trade accounts receivable, net of allowance 2004 -
$194,983, 2003 - $287,530	68,586	371,240
Due from factor, net of advances 2004 - $980,398,
2003 - $1,570,553	334,318	443,529
Other	15,484	25,906
Inventories	769,576	3,046,031
Prepaid expenses and other	94,270	140,719

Total current assets	1,773,867	4,149,141

Property and equipment, net	400,856	520,919
Goodwill	3,258,938	3,258,938
Other	7,491	215,343

	3,667,285	3,995,200

	$5,441,152	$8,144,341

See Notes to Consolidated Financial Statements

Liabilities and Stockholders’ Equity
	2004	2003

Current Liabilities
Accounts payable	$806,865	$1,432,387
Accrued salaries and commissions	127,122	151,984
Other accrued expenses	244,078	316,368
Current portion of capital lease obligations	40,478	49,200
Current portion of long-term debt	70,831	285,900
Current portion of notes payable to stockholders	550,451	—

Total current liabilities	1,839,825	2,235,839
Capital lease obligations, less current portion	52,029	97,134
Long-term debt, less current portion	40,057	72,620
Notes payable to stockholders	1,723,137	1,803,010

Total liabilities	3,655,048	4,208,603

Stockholders’ Equity
Preferred stock, 8% cumulative, convertible,
redeemable, $.001 par value; authorized 10,000,000
shares; issued and outstanding 2004 – 500,000
shares, 2003 - none	500	—
Common stock, $.001 par value; 50,000,000
authorized, issued and outstanding 2004 –
13,136,735 shares, 2003 – 11,270,693 shares	13,137	11,271
Additional paid-in capital	9,582,431	7,272,369
Accumulated deficit	(7,809,964)	(3,347,902)

Total stockholders’ equity	1,786,104	3,935,738

	$5,441,152	$8,144,341

Decorize, Inc. Consolidated Statements of Operations Years Ended June 30, 2004 and 2003

2004		2003

Net Sales	$12,056,856	$15,563,406
Cost of Goods Sold	9,964,834	9,688,209

Gross Profit	2,092,022	5,875,197

Operating Expenses
Selling, general and administrative	5,410,598	6,112,234
Stock compensation	64,350	37,500
Depreciation and amortization	231,505	214,955

	5,706,453	6,364,689

Operating Loss	(3,614,431)	(489,492)

Other Income (Expense)
Interest income	2,184	3,826
Interest expense	(812,067)	(714,374)
Other	(22,625)	47,635

	(832,508)	(662,913)

Loss Before Income Taxes	(4,446,939)	(1,152,405)
Provision for Income Taxes	—	—

Net Loss	$(4,446,939)	$(1,152,405)

Basic and Diluted Loss Per Common Share	$(.37)	$(.11)

Basic and Diluted Weighted Average Common Shares
Outstanding	12,059,481	10,913,004

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Statements of Stockholders’ Equity
Years Ended June 30, 2004 and 2003

	Preferred Stock		Common Stock
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Par Value	Shares	Par Value			Total

Balance, June 30, 2002	—	$—	10,432,774	$10,433	$5,976,542	$(2,195,497)	$3,791,478
Stock compensation expense
related to stock options issued
under Equity Incentive Plan	—	—	—	—	32,500	—	32,500
Compensatory issuance of
common stock	—	—	34,348	35	51,838	—	51,873
Net proceeds from issuance of
common stock	—	—	803,571	803	898,989	—	899,792
Discount recorded on amended
convertible term note	—	—	—	—	312,500	—	312,500
Net loss	—	—	—	—	—	(1,152,405)	(1,152,405)

Balances, June 30, 2003	—	—	11,270,693	11,271	7,272,369	(3,347,902)	3,935,738
Compensatory issuance of
common stock for services	—	—	340,000	340	353,260	—	353,600
Fees associated with the registration
of outstanding common stock	—	—	—	—	(333,349)	—	(333,349)
Issuance of common stock related
to conversion of long-term
debt, net of issuance costs	—	—	409,700	410	401,430	—	401,840
Issuance of common stock related
to conversion of shareholders’
debt	—	—	1,000,500	1,000	989,568	—	990,568
Compensatory issuance of
common stock per severance
agreement	—	—	65,000	65	64,285	—	64,350
Net proceeds from issuance of
preferred stock and common
stock	500,000	500	36,197	36	507,102	—	507,638
Dividends declared	—	—	—	—	—	(15,123)	(15,123)
Discounts recorded on
stockholder notes	—	—	—	—	315,878	—	315,878
Issuance of common stock related
to exercise of stock options	—	—	14,645	15	11,888	—	11,903
Net loss	—	—	—	—	—	(4,446,939)	(4,446,939)

Balances, June 30, 2004	500,000	$500	13,136,735	$13,137	$9,582,431	$(7,809,964)	$1,786,104

See Notes to Consolidated Financial Statements

Decorize, Inc.
Consolidated Statements of Cash Flows
Years Ended June 30, 2004 and 2003
	2004	2003

Operating Activities
Net loss	$(4,446,939)	$(1,152,405)
Items not requiring (providing) cash
Depreciation and amortization	231,505	214,955
Compensatory issuance of common stock and stock
options	417,950	84,373
Amortization of debt discount included in interest
expense	554,126	463,625
Loss on disposal of property and equipment	22,022	991
Changes in
Trade accounts receivable	278,345	(248,542)
Due from factor	1,048,793	(194,872)
Inventories	2,276,455	(793,659)
Prepaid expenses and other current assets	46,449	(78,629)
Accounts payable	(625,522)	614,021
Accrued expenses and other	(9,242)	39,223

Net cash used in operating activities	(206,058)	(1,050,919)

Investing Activities
Purchase of property and equipment	(84,443)	(166,209)
Purchase of certificate of deposit	(76,733)	—
Proceeds from disposal of property and equipment	1,850	7,305

Net cash used in investing activities	(159,326)	(158,904)

Financing Activities
Principal payments on long-term debt	(197,122)	(87,997)
Principal payments on stockholders’ notes payable	—	(131,463)
Proceeds from issuance on stockholders’ notes payable	1,500,000	—
Principal payments on capital lease obligations	(53,826)	(40,154)
Issuance of common stock, net of related expenses	49,403	899,792
Issuance of preferred stock, net of related expenses	458,250	—
Stock registration costs	(174,177)	(159,172)
Fees associated with the conversion of debt to equity	(19,109)	—
Advances from (repayment to) factor, net	(904,851)	702,461

Net cash provided by financing activities	658,568	1,183,467

Increase (Decrease) in Cash and Cash Equivalents	293,184	(26,356)

Cash and Cash Equivalents, Beginning of Year	121,716	148,072

Cash and Cash Equivalents, End of Year	$414,900	$121,716

See Notes to Consolidated Financial Statements

Decorize, Inc. Consolidated Statements of Cash Flows Years Ended June 30, 2004 and 2003

Supplemental Cash Flows Information
Interest paid	$126,036	$210,019
Common stock warrants issued in connection with
note payable	$327,766	$113,126
Debt converted to common stock	$1,410,107	—
Deferred fees associated with successful stock
registration reclassified to paid-in capital	$249,498	—
Accrued interest converted to debt principal	$56,451	—
Beneficial conversion option associated with note
payable	—	$199,374
Promissory note issued to stockholder in exchange for
repayment of note payable	—	$288,607
Capital lease obligations incurred for property and
equipment	—	$124,328

Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Decorize, Inc. (Decorize) and its subsidiaries, collectively (the “Company”), is a manufacturer and wholesaler of imported home furnishings and home accent items. Products are sold primarily to retailers in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Decorize, Inc. and its wholly owned subsidiaries, P.T. Niaga Merapi, Westway Enterprises Limited, GuildMaster, Inc. and Faith Walk Designs, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At June 30, 2003, cash equivalents consisted primarily of a certificate of deposit.

Accounts Receivable

Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 to 60 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Provision (credit) for bad debts was $32,351 and $(79,355) for the years ended June 30, 2004 and 2003, respectively.

The Company has established relationships with several major customers. Sales to one customer accounted for 23.6% and 29.5% of total sales for the years ended June 30, 2004 and 2003, respectively. Sales for the years ended June 2004 and 2003 to another customer accounted for an additional 23.2% and 21.8% of total sales, respectively. The Company grants credit to customers who meet the Company’s preestablished credit requirements and generally does not require collateral to secure payment of accounts receivable.

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

Due From Factor

The Company regularly sells the majority of its accounts on a pre-approved, nonrecourse basis under global factoring agreements. Accounts receivable sold are subject to preapproval by the factor. The Company does not retain any interest in, or control of, the accounts receivable sold. The Company does not bear any credit risk relating to the sold receivables other than with regard to customer disputes that may require the Company to reacquire the disputed receivables from the factor. A portion of the sale proceeds is withheld by the factor for a period of time pursuant to the factoring agreement, which is reflected as due from factor on the consolidated balance sheet. Advances of amounts due from factor bear interest at prime, and may be offset against amounts due to the Company at the factor’s option.

Inventory Pricing

Inventories consist primarily of finished and unfinished home furnishings and accessories. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method and includes the cost of ocean freight and duties.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Depreciation has been computed by applying the straight-line method to each asset category over their estimated lives, as follows:

Category	Estimated Life	Balance at June 30, 2004	Balance at June 30, 2003

Automobiles	5 years	$34,728	$36,198
Warehouse and production equipment	5-7 years	35,518	63,682
Computer software	3 years	178,482	167,088
Office and computer equipment	3-7 years	524,944	481,335
Leasehold improvements	Lease term	92,734	77,521

Total		866,406	825,824
Less accumulated depreciation		465,550	304,905

Property and equipment, net		$400,856	$520,919

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When events or changes in circumstances indicate an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the estimated fair value of the assets. The Company’s estimates of fair values are based on the best information available and require the use of estimates, judgments and projections as considered necessary. The actual results may vary significantly. No impairment losses have been recorded in 2004 and 2003.

Goodwill

The Company applies the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), SFAS No. 142 requires that an intangible asset that is acquired shall be initially recognized and measured based on its fair value. SFAS No. 142 also provides that goodwill should not be amortized, but shall be tested for impairment annually, or more frequently if circumstances indicate potential impairment, through a comparison of fair value to its carrying amount. The Company has not recorded a charge as a result of the required impairment tests in 2004 and 2003.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. Decorize, Inc. files consolidated income tax returns with its subsidiaries.

Revenue Recognition

Revenue from the sale of the Company’s products is recognized as products are delivered to customers. Any customer deposits relate to amounts received in advance from customers for unshipped orders.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the years ended June 30, 2004 and 2003, was $188,548 and $123,161, respectively.

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

Loss Per Share

Basic and diluted loss per share are computed by dividing the net loss increased by dividends declared on preferred stock by the weighted-average number of common shares outstanding during the period and excludes the otherwise dilutive effects of outstanding convertible preferred stock, stock options and warrants as their effects would be antidilutive.

Net loss, as reported	$(4,446,939)
Add: Dividends declared on preferred stock	(15,123)

Loss available to common shareholders	(4,462,062)
Weighted average shares outstanding	12,059,481

Basic and diluted loss per share	$(0.37)

Stock-based Compensation

At June 30, 2004 and 2003, the Company had a stock-based employee compensation plan, as more fully described in Note 6. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Stock-based employee compensation cost is reflected in net loss, as some options granted under those plans had an exercise price below the market value of the underlying common stock on the grant date. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

Year Ended June 30
2004		2003

Loss available to common shareholders	$(4,462,062)	$(1,152,405)
Add stock-based employee
compensation expense
included in reported net loss	64,350	37,500
Less total stock-based employee
compensation expense
determined under the fair value
based method	(147,764)	(454,730)

Pro forma net loss	$(4,545,476)	$(1,569,635)

Loss per share

Basic – as reported	$(0.37)	$(0.11)

Basic – pro forma	$(0.38)	$(0.14)

Diluted – as reported	$(0.37)	$(0.11)

Diluted – pro forma	$(0.38)	$(0.14)

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

Preferred Stock

During 2004 the Company issued 500,000 shares of Series A Convertible Preferred Stock. Each preferred share is convertible into one common share (subject to certain anti-dilution provisions). Conversion is at the shareholder’s option, or mandatory if the market price of the common stock exceeds $2.50 for 10 consecutive trading days. Dividends are cumulative and accrue 8% per year, payable in arrears. Preferred shares may be redeemed at the shareholders’ option for $1.00 each plus accrued dividends in three equal annual payments beginning February 13, 2007, or earlier at the option of the Company (subject to a redemption premium). Holders of Series A preferred stock are entitled to elect up to two of the Company’s Board of Directors while 500,000 or more shares of Series A preferred stock are outstanding. All accrued preferred stock dividends must be paid before any dividends may be distributed common shareholders, and in the event of liquidation the preferred stock ranks prior to common to the extent of its redemption value.

Financial Instruments

The carrying amounts of the Company’s financial instruments, which consist principally of cash, certificates of deposit, accounts receivable, accounts payable and notes payable; approximate fair value.

Recent Accounting Standards

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets and for Long-lived Assets to Be Disposed Of, which resolves significant implementation issues that had evolved since the issuance of SFAS No. 121. SFAS No. 144 also establishes a single accounting model for long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 in the first quarter of fiscal 2003. Adoption of SFAS No. 144 had no impact on the Company’s consolidated results of operations or financial position.

In 2003, the Financial Accounting Standards Board issued Interpretation 46R, Consolidation of Variable Interest Entities (FIN 46R). FIN 46R requires the consolidation of variable interest entities in which an enterprise absorbs a majority of the entity’s expected losses, receives a majority of its residual returns, or both, as a result of ownership, contractual or other financial interests in the entity. The Company adopted FIN 46R in the first quarter of fiscal 2004. Adoption of FIN 46R had no impact on the Company’s consolidated results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the 2003 financial statements to conform to the 2004 financial statement presentation. These reclassifications had no effect on net loss.

Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

Note 2: Inventories

	2004	2003

Raw materials	$154,522	$346,869
Work-in-process	39,588	33,273
Finished units	575,466	2,665,889

	$769,576	$3,046,031

Note 3: Debt

	2004	2003

Note payable, bank (A)	$72,577	$103,557
Convertible note payable, net of discount (B)	38,311	254,963

	110,888	358,520
Less current maturities	70,831	285,900

	$40,057	$72,620

(A)	Note payable to bank in monthly installments of $2,951, including interest at the bank’s prime rate plus 1% (5.75% at June 30, 2004), through August 2006, secured by inventories and accounts receivable. This loan requires the Company to maintain certain covenants, the more important of which restrict certain capital transactions and payment of dividends.

(B)	The Company issued a convertible term note in the amount of $750,000 and three year warrants to purchase an aggregate of 300,000 shares of common stock to NestUSA on February 26, 2002.

The estimated fair value of the warrants and beneficial conversion terms related to this convertible note payable amounted to $276,515 and $473,485, respectively, and were recorded as a discount on the note. The discount was amortized to interest expense over the two-year term of the convertible note payable using the interest method.

On January 1, 2003, an amended and restated convertible term note was issued which created new payment terms, extended the conversion option and required issuance of three year warrants for an additional 216,000 shares of the Company’s common stock at an exercise price of $2.80 per share that expire February 26, 2005. Principal and interest at 6% per annum were payable monthly in the amount of $17,500 commencing on January 31, 2003, continuing until January 31, 2004, when the monthly payments were scheduled to increase to $53,351. In April 2003, the note holder agreed to defer $5,000 of the monthly payments of principal for April, May and June, which were paid as additional $5,000 principal payments in July, August and September of 2003.

As of January 1, 2003, the estimated fair values of the warrants and beneficial conversion terms related to this convertible note were recognized as additional discounts to the carrying value of the note of $113,126 and $199,374, respectively, with an offsetting credit to paid-in capital. The aggregate discount on the convertible note as of January 1, 2003, was equal to its $750,000 face value. This discount is being amortized to interest expense over the revised note term using the interest method.

     Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

In February 2004, the Company issued 409,700 shares of common stock to NestUSA, Inc. in exchange for a $409,700 principal reduction in the existing convertible term note. The second amended and restated convertible note to NestUSA had an initial principal balance of $210,497, bears interest at 6% and provides for monthly payments of $10,000 each beginning February 1, 2004, with the balance due December 31, 2005. The balance due on the note is convertible into common stock at $1.00 per share for the term of the note. In connection with this transaction, the Company also amended certain outstanding warrants held by NestUSA to extend their expiration date to December 31, 2005, and issued another set of warrants to NestUSA exercisable for 400,000 shares of common stock at $1.40 per share, that expire on December 31, 2006. The fair value of the new and extended warrants was recorded as a discount, reducing the carrying value of the note to zero. The discount is being amortized to interest expense over the revised term of the note using the interest method. During the years ended June 30, 2004 and 2003 the amortization of discounts on this convertible note resulted in non-cash interest expense of $370,352 and $463,625, respectively.

The aggregate annual maturities of long-term debt at June 30, 2004, are as follows:

Year Ended June 30	Aggregate Principal Maturities

2005	$190,022
2006	34,184
2007	5,872

Total aggregate principal payments	230,078

Less current portion	(70,831)
Less unamortized portion of debt discount	(119,190)

Long-term debt	$40,057

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

Notes payable to stockholders at June 30, 2004, consists of the following unsecured notes:

	2004	2003

Note payable (C)	$845,461	$925,000
Note payable (D)	—	375,000
Note payable (E)	56,451	—
Note payable (F)	—	214,240
Note payable (G)	—	288,770
Note payable (H)	877,676	—
Note payable (I)	494,000	—

	$2,273,588	$1,803,010

(C)	Stockholder note payable, interest at prime plus 1%, due at maturity, July 31, 2004. The due date of this note was extended to July 31, 2006 subsequent to year end (see Note 10). The carrying value of this note is shown net of unamortized discount of $122,324 and $0 as of June 30, 2004 and 2003, respectively.
(D)	Stockholder note payable, interest at prime plus 1%, due at maturity, July 31, 2004. This note payable was paid in full by issuance of Company common stock.
(E)	Stockholder note payable, interest at prime plus 1%, due at maturity, December 31, 2004.
(F)	Stockholder note payable, interest at 6.75% due at maturity, July 31, 2004. This note payable was paid in full by issuance of Company common stock.
(G)	Stockholder note payable, bearing interest at 5.75%, due at October 25, 2005. This note payable was paid in full by issuance of Company common stock.
(H)	Stockholder note payable, interest at prime plus 1.25%, due at maturity, September 30, 2004. The due date of this note was extended to July 31, 2006 subsequent to year end (see Note 10).
(I)	Stockholder note payable, interest at prime plus .5%, due at maturity, September 30, 2004.

The prime rate of interest at June 30, 2004 was 4.25% .

Year Ended June 30	Aggregate Principal Maturities

2005	$550,451
2006	—
2007	1,845,461

Total principal due on shareholder notes payable	2,395,912

Less current portion	(550,451)

Less unamortized portion of debt discount	(122,324)

Long-term shareholder notes payable	$1,723,137

Leases

The Company leases various plant, office and showroom facilities and certain other equipment under agreements accounted for as operating leases. These leases expire through April 2008 and certain leases contain renewal options.

The Company also leases equipment under agreements accounted for as capital leases. The assets under capital leases are amortized on a straight-line basis over the term of the lease, and lease amortization is included in depreciation expense. Property and equipment included $214,998 and $87,970 of assets under capital lease less $40,675 and $19,008 of accumulated depreciation at June 30, 2004 and 2003, respectively.

     Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

Future minimum payments for noncancelable capital and operating leases with initial or remaining terms of one year or more at June 30, 2004, are as follows:

	Operating	Capital
	Leases	Leases

2005	$267,641	$50,870
2006	235,973	44,151
2007	177,556	14,123
2008	118,396	7,763
2009 and beyond	120,764	—

	$920,330	116,907

Less amount representing interest		24,400

Present value of future minimum lease payments		92,507
Less current portion		40,478

		$52,029

Total rent expense incurred under operating leases amounted to $434,410 and $474,450 for the year ended June 30, 2004 and 2003, respectively.

Note 4: Stockholders’ Equity

The Company agreed to prepare a registration statement covering the common stock issued pursuant to sale of the Units and the associated warrants. The Company further pledged to use its best efforts to cause the registration statement for the common stock to be made effective by the SEC and to maintain the effectiveness of the registration statement until all such common stock has been resold by the initial owners. During 2003, the Company deferred $159,172 of costs related to this registration, which were included in other assets on the 2003 consolidated balance sheet. These costs offset additional paid-in capital when the registration became effective in January 2004.

In December 2002, the Company completed a private placement of 785,714 shares of common stock, and warrants to acquire an additional 785,714 shares of common stock at an initial exercise price of $2.80 per share. Each purchaser received a warrant to purchase one share of common stock for each share of common stock purchased in the private placement. The aggregate purchase price for the common stock and the warrants was $1,100,000, based on a price per share of common stock equal to $1.40. As a cost of this private offering, the Company paid $60,000 and issued 17,857 shares of common stock, together with warrants for an aggregate of 171,428 shares of common stock, as brokerage fees, to parties acting on the Company’s behalf in such placement. The warrants are exercisable at $1.40 per share for 42,857 shares, at $2.80 per share for 42,857 shares, at $1.68 per share for 42,857 shares and at $3.36 per share for 42,857 shares. All of the warrants have an exercise period of three years, except for the warrants exercisable for 42,857 shares at a price of $2.80 per share, which have an exercise period of five years.

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

On January 2, 2004, the Company issued 340,000 shares of common stock to a stockholder of the Company as compensation for investor relations services provided to the Company.

On February 6, 2004, the Company issued 65,000 shares of common stock to Jon Baker, co-founder and former CEO, pursuant to his separation agreement.

On July 17, 2003, the Company issued a promissory note to Jim Parsons, co-founder and former CEO in the amount of $150,000 with an interest rate equal to the prime rate plus 1%, maturing in 90 days. In October 2003, the Company obtained a 12-month line of credit in the amount of $800,000 from Mr. Parsons, with outstanding principal bearing interest at a variable per annum rate equal to the prime rate plus 1.25% . The amounts outstanding under the $150,000 promissory note to Mr. Parsons were rolled into the line of credit and the $150,000 promissory note was cancelled. In consideration for Mr. Parson's agreement to establish the line of credit, the Company issued warrants to Mr. Parsons exercisable for 500,000 shares of Decorize common stock at an exercise price of $1.45 per share, based on the market price of the common stock at the time the note was issued. The warrants were exercisable immediately and expire if not exercised by September 30, 2006. On December 10, 2003, pursuant to an amended and restated line of credit promissory note executed by the Company in favor of Mr. Parsons, the principal amount of the line of credit was increased by an additional $200,000 to $1,000,000, which was subsequently borrowed by the Company against the credit line. In consideration for the increase in the line of credit, the Company granted Mr. Parsons a subordinate security interest in the Company's inventory and issued warrants to Mr. Parsons to purchase an additional 200,000 shares of Decorize common stock at an exercise price of $1.20 per share, and otherwise on the same terms as the warrants originally issued in connection with the line of credit. The warrants issued in connection with the Parsons line of credit have a relative fair value equal to $302,097, which has been recorded as a discount against the carrying value of the note and is being amortized to interest expense over the term of the debt. As of June 30, 2004, $1,000,000 in principal was outstanding under the line of credit.

In connection with the Company’s $500,000 private placement of preferred stock to SRC Holdings Corporation in February 2004, the Company entered into agreements to exchange an aggregate $1,410,200 of debt owed to a principal stockholder and three of its current and former executive officers for shares of Company common stock. The Company issued 409,700 shares of common stock to Nest USA, Inc. in exchange for a $409,700 principal reduction in its existing convertible term note. In addition to those shares of common stock, the Company issued a second amended and restated note to Nest USA (see Note 3).

At the time of the preferred stock private placement, the Company also issued warrants to acquire up to 600,000 shares of common stock to existing shareholder, Quest Capital Alliance, L.L.C. These warrants are exercisable at an initial exercise price of $1.40 per share and terminate on a proportional basis on the third, fourth and fifth anniversaries of their issuance.

Additionally, Mr. Parsons, Mike Sandel, a Vice President and director, and Mr. Baker exchanged outstanding notes for shares of common stock pursuant to separate agreements entered into by each of them with the Company. The Company exchanged an aggregate $1,000,500 in outstanding principal and accrued interest under three separate promissory notes for 1,000,500 shares of common stock, on the basis of $1.00 per share. The Company issued 75,000 shares to Mr. Parsons, 550,500 shares to Mr. Sandel, and 375,000 shares to Mr. Baker, and the outstanding principal amounts of the noteholders' promissory notes were reduced accordingly. As a result of the exchange, the outstanding principal amount of Mr. Parson’s note was reduced to $850,000, Mr. Sandel’s note including interest was paid in full, the outstanding principal amount of Mr .Baker's promissory note was paid in full, and the Company issued a subordinated promissory note due December 2004, bearing interest at 6% per annum, as payment for the $56,451 of interest accrued on Mr. Baker’s note.

Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

Note 5: Income Taxes

The provision for income taxes includes these components:

	2004	2003

Taxes currently payable	$—	$—
Deferred income taxes	—	—

Income tax expense	$0	$0

A reconciliation of income tax expense at the statutory rate to the Company’s actual income tax expense is shown below:

	2004	2003

Computed at the statutory rate (34%)	$(1,511,959)	$(391,206)
Increase (decrease) resulting from
Nondeductible expenses	183,209	23,646
State income taxes	(156,323)	(42,810)
Changes in the deferred tax asset valuation allowance	1,479,584	416,912
Other	5,489	(6,542)

Actual tax expense	$0	$0

     Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:

	2004	2003

Deferred tax assets
Allowance for doubtful accounts	$74,094	$109,261
Accrued compensated absences	13,300	20,154
Inventories	39,754	48,703
Capital lease obligations	3,957	13,305
Unamortized discount on beneficial debt terms	33,063	—
Net operating loss carryforwards	2,327,173	822,880
Charitable contribution carryforwards and other	16,869	7,671

	2,508,210	1,021,974

Deferred tax liabilities
Property and equipment	(12,645)	(54,261)
Prepaid expenses	(20,729)	(30,101)
Inventory adjustment	(57,640)	—

	(91,014)	(84,362)

Net deferred tax asset before valuation allowance	2,417,196	937,612

Valuation allowance
Beginning balance	(937,612)	(520,700)
(Increase) decrease during the period	(1,479,584)	(416,912)

Ending balance	(2,417,196)	(937,612)

Net deferred tax asset	$0	$0

For the years ended June 30, 2004 and 2003, the Company recorded a valuation allowance for the full amount of the net deferred tax asset otherwise recorded due to the losses causing uncertainty as to the realizability of the deferred tax assets in future years. As of June 30, 2004 and 2003, the Company had approximately $6,000,000 and $2,100,000, respectively, of net operating loss carryforwards available to offset future federal income taxes. The carryforwards expire in varying amounts from 2021 to 2024, if unused. Utilization of the net operating loss carryforwards may be subject to certain limitations as a result of changes in ownership of the Company.

Note 6: Employee Stock Plans

Stock Option Plan

The Company has elected to follow APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided under SFAS No. 123.

The Company has a stock options plan (1999 Equity Incentive Plan) providing for incentive and nonqualified stock options up to which 3,000,000 shares of common stock are available to issuance to employees, officers, directors and consultants. Options granted under this plan may expire as much as 10 years from the date of the grant at prices determined by the Board of Directors.

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003

A summary of the Company’s stock option activity and related information for the years ended June 30, 2004 and 2003, is presented below:

	2004		2003
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

Outstanding, beginning of year	878,606	$2.13	784,998	$1.97
Granted	1,310,100	1.20	441,300	2.31
Exercised	(14,645)	.81	—	—
Forfeited	(1,250,800)	1.87	(347,692)	2.01

Outstanding, end of year	923,261	1.18	878,606	2.13

Options exercisable, end of year	766,243	1.17	476,637	1.86

The fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003

Dividend per share	$—	$—
Risk-free interest rate	3.26%	4.3%
Weighted average expected life of options	4 to 5 years	4 to 5 years
Expected volatility of the Company’s common stock
market price	.7300	1.0084

Weighted average fair value of options granted during
the year	$.69	$1.74

The following table summarizes information about stock options under the plan outstanding at June 30, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.80 to $1.15	242,761	6.1 years	$0.97	225,410	$0.97
$1.20 to $1.22	530,500	6.8 years	$1.21	390,833	$1.20
$1.40	150,000	6.7 years	$1.40	150,000	$1.40

     Decorize, Inc.
Notes to Financial Statements
June 30, 2004 and 2003

The Company granted stock options to certain executives, employees and directors on various dates during 2004 and 2003. The exercise price of these options granted is equal to the market price on the date of the grant. There is no recorded expense related to grants of these options.

On October 22, 2003, the Company granted 380,550 options at $1.22 per share, the fair market value on that date. The options were granted under the 1999 Equity Incentive Plan, have a 7- year life and various vesting periods.

On December 10, 2003, the Board of Directors approved the cancellation of 601,050 options granted on various dates with various vesting periods, held by employees and directors of the Company. In exchange, the Company granted 601,050 stock options to employees and directors on December 10, 2003, under the Company’s 1999 Equity Incentive Plan. The options granted have a 7- year life, vest immediately and have an exercise price of $1.20 per share, representing the fair market value of the Company’s common stock on that date.

On February 6, 2004, the Company granted options to a former executive pursuant to his separation agreement. The Company has recorded $64,350 of stock compensation expense related to these options in fiscal 2004.

At the time of the preferred stock private placement, the Company also issued warrants to acquire up to 600,000 shares of common stock to existing stockholder, Quest Capital Alliance, L.L.C. These warrants are exercisable at an initial exercise price of $1.40 per share and terminate on a proporational basis on the third, fourth and fifth anniversaries of their issuance.

Note 7: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Major Supplier

The Company purchases approximately 20% of its principal products from one supplier. There are a limited number of suppliers for these products.

Foreign Assets

As of June 30, 2004, net assets located outside the United States totaled approximately $349,000. These assets consisted principally of the inventory and equipment of the Pt. Niaga Merapi facility in Indonesia totaling approximately $209,000 and products located in China at vendor's facilities or in transit to the United States from China of approximately $140,000. As of June 30, 2003, net foreign assets consisted of products at vendor's facilities or in transit to the United States of approximately $107,500 and $163,000 from Indonesia and China, respectively.

Decorize, Inc. Notes to Financial Statements June 30, 2004 and 2003
Note 8: Profit-sharing Plan

Profit-sharing Plan

The Company has a 401(k) profit-sharing plan covering substantially all employees. The Company’s contributions to the plan are determined annually by the Board of Directors. There were no Company contributions to the plan for 2004 or 2003.

Note 9: Future Liquidity Needs

The Company has incurred losses and recurring negative cash flows since formation. Management is evaluating and implementing strategies to mitigate these conditions during the next fiscal year. These include establishing and expanding relationships with key customers, renewed focus on specialty retail customers, better margin management through improved operational processes, selective reductions of operating overhead and seeking additional sources of equity and debt financing.

Management believes that additional financing will be needed to meet the capital requirements associated with the Company’s growth objectives. Management will evaluate alternatives for obtaining new debt and equity financing to meet future capital requirements, or to retire debt as deemed appropriate. There is no assurance that such financing will be available on terms that will be acceptable to the Company. As of June 30, 2004, the Company had $500,000 available of a $1,000,000 line of credit facility guaranteed by SRC Holdings Corporation. Management believes this line of credit will meet short-term working capital requirements but there is no assurance that additional such funds, if needed, will be available in the future.

Note 10: Subsequent Events

On September 10, 2004 the Company modified two of its stockholder notes payable to extend their due dates to July 31, 2006. These notes had outstanding principal balances totaling $1,845,461 at June 30, 2004 and have been classified as long-term liabilities on the balance sheet, net of the related discount of $122,324. In connection with the extension of these notes, a new security agreement was entered into with the shareholder, which provides a subordinated security interest in the inventories of the Company as collateral for the debt.

PART II
INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law provides generally and in pertinent part that a Delaware corporation may indemnify a director or officer against expenses (including attorneys' fees), judgments, fines and settlement payments actually and reasonably incurred in connection with an action, suit or proceeding (other than an action by or in the right of the corporation) to which he is made a party by virtue of his service to the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

Article 6.F of the registrant's Certificate of Incorporation eliminates the liability of directors of the registrant for monetary damages for breach of fiduciary duty as a director, except in the case of (i) any breach of the director's duty of loyalty to the registrant, (ii) acts or omissions of the director not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) any unlawful payment of a dividend or any unlawful stock purchase or redemption, and (iv) any transaction from which the director received an improper personal benefit. Such provisions further provide that if any amendments to the Delaware General Corporation Law eliminate or further limit the liability of directors, then the liability of the registrant’s directors shall be limited to the fullest extent permitted by Delaware law in addition to, and not in replacement of, the limitation on liability provided by Article 6.F. Paragraph 4 of Section 6.F of the Certificate of Incorporation also requires the registrant to maintain Bylaw provisions that require mandatory indemnification of directors to the maximum extent permitted by the Delaware General Corporation Law. Section 48 of the registrant's Bylaws provides, generally, that directors and officers shall be indemnified by the registrant against any liability for acting in such capacity to the fullest extent permitted under Delaware law. The registrant also maintains a directors' and officers' liability insurance policy insuring directors and officers of the registrant for covered losses as defined in the policy.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

It is estimated that the expenses incurred in connection with this offering will be as follows:

Fees and Expenses:	Amount Payable by the Registrant:

SEC Registration Fee	$538
Printing and Engraving	$5,000
Legal Fees and Expenses	$114,000
Accounting Fees and Expenses	$62,000
Transfer Agent Fees and Expenses	$5,000
Expenses of Selling Stockholders	$25,000

Total	$211,538

All expenses other than the SEC registration fee are estimated. All expenses will be paid by the registrant.

PII-1

RECENT SALES OF UNREGISTERED SECURITIES

The following sets forth particular information for all securities sold by the registrant within the last three years in a transaction that was not registered under the Securities Act of 1933, as amended. Unless specifically noted otherwise, there were no underwriters in any of these transactions, nor were any sales commissions paid thereon.

On May 6, 2002, we closed a private placement with Fabian Garcia, one of our directors, in which he purchased 20,000 shares of common stock at a price of $2.50 per share and warrants to acquire an additional 20,000 shares of common stock at an initial exercise price of $3.00 per share. The warrants are exercisable until May 6, 2007. The purchase price for the common stock and warrants was $50,000. Mr. Garcia was a stockholder and serving as a director of the registrant at the time of his purchase of the common stock and common stock warrants, and as a result he had access to the same financial and operating data regarding the registrant that would be made available to investors in a registered public offering. Based on representations provided by Mr. Garcia, he was an “accredited investor” for purposes of the Securities Act at the time of the offering. The offer and sale was made solely between Mr. Garcia and the registrant, and there was no public advertising or solicitation made. Mr. Garcia also represented that he was acquiring the shares and warrants for investment and not with a view to distribution. Accordingly, we believe that the sale of the common stock and warrants was exempt from registration pursuant to Section 4(2) of the Securities Act.

In December 2002, we completed a private placement of 785,714 shares of common stock to five accredited investors at a price of $1.40 per share and three-year warrants to acquire an additional 785,714 shares of common stock at an initial exercise price of $2.80 per share, which had two separate closings on November 19, 2002 and December 2, 2002. The aggregate purchase price of the common stock and warrants was $1.1 million. As an expense of this private offering, we issued an additional set of warrants for an aggregate 85,714 shares to employees of Stonegate Securities, Inc., which acted as the placement agent on our behalf in such placements, with 42,857 shares exercisable at $1.40 per share and 42,857 shares exercisable at $2.80 per share. Decorize also issued warrants to Mr. Smith and Mr. Iler, who acted as financial advisors with respect to the placement, which were exercisable for 42,857 shares at $1.68 per share and 42,857 shares at $3.36 per share. In addition to those warrants, Decorize issued an additional 17,857 shares of common stock to Stonegate as a portion of its placement fee. The private placement shares (including shares that may be issued upon any exercise of warrants) are being registered for resale by the purchasers and our financial advisors under this registration statement. The purchasers include Quest Capital Alliance, Pequot Scout Fund, L.P., Pequot Navigator Offshore Fund, L.P., Gryphon Master Fund, and Gary Stein Roth IRA. Each of the investors represented that it was an “accredited investor” for purposes of the Securities Act, and indicated that it was acquiring the shares for investment and not with a view to distribution. We provided each investor with appropriate financial and operating information. In fact, one of the investors was an existing stockholder of the registrant. Accordingly, we believe this offering was made in compliance with the “safe harbor” requirements of Rule 506 under Regulation D of the Securities Act, which we have relied upon in taking the position that the transaction was exempt from registration under the Securities Act.

In December 2002, we issued 4,348 shares to Dr. John Bagalay Jr. as partial compensation upon his appointment as director of the Company.

In March 2003, we entered into a Consultant Agreement with Evan Kaye, an individual who was engaged to provide Decorize with investor relations advice and input regarding our strategy for raising working capital to meet our growth needs. As consideration for the services to be provided by Mr. Kaye, we issued him 30,000 shares of our common stock. As a financial consultant to Decorize, Mr. Kaye was made familiar with our operations and was provided access to our public financial and operating information, such as would normally be included in a registration statement with respect to the offered securities. Mr. Kaye represented to us that he was an accredited investor for purposes of the Securities Act. Also, the issuance was a private transaction with no advertising or public solicitation. In light of the foregoing, we believe that the transaction was exempt from registration under Section 4(2) of the Securities Act.

PII-2

On October 3, 2003, we issued a line of credit note to James K. Parsons, the Company’s President and CEO in the amount of $800,000 at an interest rate of prime plus 1.25%, together with 500,000 warrants exercisable at $1.40 per share. On December 10, 2003, the note was amended to increase the principal amount available to $1,000,000, and Mr. Parsons was issued an additional 200,000 warrants exercisable at $1.20 per share. The note is due in full on September 30, 2004. The initial set of warrants are exercisable until September 30, 2006, and the second set of warrants terminate on December 31, 2006. Mr. Parsons represented that he was an “accredited investor” for purposes of the Securities Act and indicated that he was acquiring the shares for investment and not with a view to distribution. Furthermore, there was no public advertising or solicitation made in connection with the placement of the convertible note. Accordingly, we believe this offering was made in compliance with the “safe harbor” requirements of Rule 506 under Regulation D of the Securities Act, which we have relied upon in taking the position that the transaction was exempt from registration under the Securities Act.

In December 2003, we entered into an Investment Banking/Advisory Agreement with First Securities USA, Inc., acting through its SBI USA division (member NASD/SiPC), which provides for First Securities to act as the Company’s exclusive financial advisor for a twelve month period ending in December 2004. The Investment Banking/Advisory Agreement requires the Company to issue 100,000 shares of common stock to First Securities upon execution of the agreement and to issue warrants to purchase another 1,500,000 shares of common stock at an initial exercise price equal to $2.00 per share within 90 days from the execution of the agreement, unless the agreement is terminated before that time. The warrants will expire nine months after they are issued. In their capacity as financial advisors to Decorize, First Securities was made familiar with our operations and was provided access to our public financial and operating information, such as would normally be included in a registration statement with respect to the offered securities. First Securities also represented to us that it is an accredited investor for purposes of the Securities Act. Also, the issuance was a private transaction with no advertising or public solicitation. In light of the foregoing, we believe that the transaction was exempt from registration under Section 4(2) of the Securities Act.

On February 13, 2004, we completed a private placement of 500,000 shares of Series A Preferred Stock to SRC Holdings Corporation at a price of $1.00 per share. Each share of Series A Preferred Stock is convertible into one share of common stock. We also issued SRC warrants to acquire 750,000 shares of common stock at an initial exercise price of $1.40 per share, and we agreed to issue additional warrants for up to 1,000,000 shares of common stock at the time Decorize obtains a new $1,000,000 line of credit relying on a standby limited guaranty provided by SRC. In connection with the offering, we also issued warrants to acquire up to 600,000 shares of common stock at SRC’s request to Quest Capital Alliance, L.L.C., which are exercisable at an initial exercise price of $1.40 per share. Decorize also pays Quest a management fee of $2,500 per month. As a condition to closing the private placement of the Series A Preferred Stock, Decorize entered into agreements to convert an aggregate $1,410,200 of debt owed to a principal stockholder and three of its current and former executive officers. Decorize amended a convertible term note held by NEST USA. On the date of the exchange, Decorize owed approximately $620,000 to NEST USA under the convertible note. Decorize issued 409,700 shares of common stock to NEST USA in exchange for a $409,700 principal reduction in the existing note. In consideration of these transactions, Decorize amended certain outstanding warrants held by NEST USA to extend their expiration date to December 31, 2005, and issued another set of warrants to NEST USA that are exercisable for 400,000 shares of common stock at an initial exercise price equal to $1.40. Each of the investors represented that it was an “accredited investor” for purposes of the Securities Act, and indicated that it was acquiring the shares for investment and not with a view to distribution. We provided each investor with appropriate financial and operating information. Each of the investors was an existing stockholder of the registrant. Accordingly, we believe this offering was made in compliance with the “safe harbor” requirements of Rule 506 under Regulation D of the Securities Act, which we have relied upon in taking the position that the transaction was exempt from registration under the Securities Act.

PII-3

EXHIBITS

Exhibit
Number	Description

2.1	Agreement and Plan of Merger between Decorate, Inc. and decorize.com, L.L.C., dated June 18, 2001 (1)
2.2	Agreement and Plan of Merger by and among JB Express, Inc., GuildMaster, Inc., James K. Parsons, Ellen L. Parsons and Jon T. Baker, dated June 18, 2001 (1)
2.3	Securities Exchange Agreement between Guidelocator.com, Inc. and the shareholders of Decorate, Inc., dated June 29, 2001 (2)
2.4	Certificate of Merger issued by the State of Delaware for the merger of Guidelocator.com with and into Decorize, Inc., dated July 5, 2001 (2)
2.5	Articles of Merger issued by the State of Texas for the merger of Guidelocator.com with and into Decorize, Inc., dated July 6, 2001 (2)
2.6	Agreement and Plan of Merger by and among Decorize, Inc., Step of Faith, Inc., Faith Walk Designs, Inc., John Michael Sandel and Kitty Sandel, dated July 31, 2001 (3)
2.7	Letter Agreement between John Michael Sandel, Kitty Sandel and Decorize, Inc., dated July 31, 2001 (3)
2.8	Letter Agreement #2 between John Michael Sandel, Kitty Sandel and Decorize, Inc., dated July 31, 2001 (3)
2.9	Certificate of Ownership and Merger issued by the State of Delaware for the merger of Decorate, Inc. with and into Decorize, Inc., dated July 27, 2001 (1)
2.10	Articles of Merger issued by the State of Missouri for the merger of Decorate, Inc. with and into Decorize, Inc., dated August 6, 2001 (1)
3.1	Certificate of Incorporation of Decorize, Inc., State of Delaware, dated June 27, 2001 (1)
3.2	Certificate of Designation of the Preferences, Privileges, Powers And Rights of Series A Convertible Preferred Stock of Decorize, Inc. (4)
3.3	Bylaws of Decorize, Inc. (1)
4.1	Form of Securities Purchase Agreement between Decorize, Inc. and the Purchasers set forth on the signature pages thereto, together with all exhibits and schedules (5)
4.2	Securities Purchase Agreement, dated as of February 26, 2002, by and between Decorize, Inc. and NestUSA, Inc., together with all exhibits and schedules (6)
4.3	Subscription Agreement dated November 11, 2001, between Decorize, Inc. and Fabian Garcia (7)
4.4	Form of Decorize, Inc. Stock Certificate (1)
4.5	Form of Securities Purchase Agreement between Decorize, Inc. and the Purchaser acquiring its shares on November 19, 2002, together with exhibits (8)
4.6	Form of Securities Purchase Agreement between Decorize, Inc. and the Purchasers acquiring their shares on December 2, 2002, together with exhibits (8)
5	Opinion of Hallett & Perrin, P.C. (9)
10.1	Promissory Note dated June 15, 2001 between Decorate, Inc. and James K. Parsons (1)
10.2	Employment Agreement between Decorize, Inc. and John Michael Sandel dated July 31, 2001(3)
10.3	Decorize, Inc. 1999 Stock Option Plan (10)
10.4	Form of Employee Incentive Stock Option Notice and Agreement (10)
10.5	Lease Agreement between C. R. Wehr, Jr. and GuildMaster, Inc. dated December 1, 1996 for land and commercial structure at 2655 North Airport Commerce Avenue, Springfield, Missouri (1)
10.6	Lease dated June 23, 1997 between Phoenix Home Life Mutual Insurance Company and GuildMaster, Inc. for furniture showroom space in High Point, North Carolina (1)
10.7	Sublease agreement dated June 9, 1998 between Southern Accessories Today, Inc. and GuildMaster, Inc. for showroom space in the Atlanta Merchandise Mart, Atlanta, Georgia (1)
10.8	Note and security agreements by and among GuildMaster, Inc., Sac River Valley Bank and the U.S. Small Business Administration dated August 13, 1996 (1)
10.9	Lease Agreement between Faith Walk Designs, Inc. and Republic Leasing Company dated May 18, 1998 (1)
10.10	Equipment Lease between Faith Walk Designs, Inc. and Monex Leasing dated January 29, 1998 (1)
10.11	Separation Agreement between Decorize, Inc. and Jon T. Baker, dated August 25, 2003 (11)
10.12	First Amendment to Factoring Agreement and Waiver Letter between Decorize, Inc. and the CIT Group/Commercial Services, Inc., dated September 2003. (12)
10.13	Investment Banking/Advisory Agreement between Decorize, Inc. and First Securities USA, Inc., dated December 3, 2003 (9)

PII-4

10.14	Amended and Restated Line of Credit Promissory Note, dated December 10, 2003, payable by Decorize, Inc. to the order of James K. Parsons, in the original principal amount of $1,000,000 (9)
10.15	Warrant for the purchase of 500,000 shares of common stock issued in the name of James K. Parsons, dated October 3, 2003 (9)
10.16	Warrant for the purchase of 200,000 shares of common stock issued in the name of James K. Parsons, dated December 10, 2003 (9)
10.17	Securities Purchase Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (13)
10.18	Registration Rights Agreement dated as of February 13, 2004, among Decorize, Inc., SRC Holdings Corporation and Quest Capital Alliance, L.L.C. (13)
10.19	Form of Warrant for the purchase of 750,000 shares of common stock, issued on the name of SRC Holdings Corporation, dated February 13, 2004 (13)
10.20
Form of Contingent Warrants for the purchase of 1,000,000 shares of common stock, issued on the name of SRC Holdings Corporation, subject to conditions set forth in the Securities Purchase Agreement (13)

10.21	Form of Warrant for the purchase of 600,000 shares of common stock, issued in the name of Quest Capital Alliance, L.L.C., dated February 13, 2004 (13)
10.22	Voting Agreement and related Proxy, dated February 13, 2004, by and between SRC Holdings Corporation and James K. Parsons (13)
10.23	Stock Exchange Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (13)
10.24	Registration Rights Agreement dated as of January 21, 2004, between Decorize, Inc. and NEST USA, Inc. (13)
10.25	Second Amended and Restated Promissory Note dated January 21, 2004, issued by Decorize, Inc. in the name of NEST USA, Inc. (13)
10.26	Warrant for the purchase of 400,000 shares of common stock issued in the name of NEST USA, Inc., dated January 21, 2004 (13)
10.27	Amended and Restated Warrant Certificate dated January 21, 2004, issued by Decorize, Inc. in the name of Nest USA, Inc. (13)
10.28	Stock Purchase Agreement dated as of January 16, 2004, between Decorize, Inc. and James K. Parsons (13)
10.29	Stock Purchase Agreement dated as of January 16, 2004, among Decorize, Inc., John Michael Sandel and Kitty Sandel (13)
10.30	Stock Purchase Agreement dated as of January 30, 2004, between Decorize, Inc. and Jon T. Baker (13)
10.31	Subordinated Promissory Note dated as of January 30, 2004, made by Decorize, Inc. in favor of Jon T. Baker (13)
10.32	Amended and Restated Promissory Note dated December 10, 2003, issued by Decorize, Inc. in the name of James K. Parsons (14)
10.33	Subordinated Security Agreement dated as of December 10, 2003, between Decorize, Inc. and James K. Parsons (14)
10.34	Stock Purchase Agreement, dated as of December 9, 2003, by and between James K. Parsons, each of the purchasers listed thereon, and Decorize, Inc. (15)
10.35	Consultant Agreement made and entered into as of the 1st day of March 2003, between Decorize, Inc. and Evan Kaye (15)
10.36	Consultant Agreement made and entered into as of the 10th day of September 2003, between Decorize, Inc. and Robert J. Smith (15)
10.37	Secured Line of Credit Promissory Note dated April 29, 2004, issued by Decorize, Inc. in the name of SRC Holdings Corporation (16)
10.38	Security Agreement dated as of April 29, 2004, between Decorize, Inc. and SRC Holdings Corporation (16)
10.39	Letter agreement dated April 29, 2004, by and between Decorize, Inc. and SRC Holdings Corporation (16)
10.40	Loan Agreement dated as of January 12, 2005, between Decorize, Inc. and Bank of America, N.A. (17)
10.41	Commercial Security Agreement dated as of January 12, 2005, made by Decorize, Inc., in favor of Bank of America, N.A. (17)
10.42	Letter Agreement dated as of January 12, 2005, among Decorize, Inc., SRC Holdings Corporation, and Quest Capital Alliance, L.L.C. (17)
10.43	Form of Warrant for the purchase of 1,500,000 shares of Common Stock, issued in the name of SRC Holdings Corporation (17)

PII-5

10.44	Form of Warrant for the purchase of 750,000 shares of Common Stock, issued in the name of Quest Capital Alliance, L.L.C. (17)
10.45	Form of Second Amended and Restated Secured Promissory Note in the principal amount of $750,000, made by Decorize, Inc., in favor of SRC Holdings Corporation (17)
16.1	Letter from Ernst & Young LLP. (18)
21	List of Subsidiaries of Decorize, Inc. (19)
23.1	Consent of BKD, LLP (20)
23.2	Consent of Hallett & Perrin, P.C. (included in Exhibit 5)
24	Power of Attorney (20)
______________________
(1)	Filed previously as an exhibit to the Annual Report on Form 10-KSB filed by Decorize, Inc. on September 28, 2001.
(2)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on July 16, 2001.
(3)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on August 15, 2001.
(4)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on February 17, 2004.
(5)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on March 15, 2002.
(6)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on March 19, 2002.
(7)	Filed previously as an exhibit to the Annual Report on Form 10-KSB filed by Decorize, Inc. on October 2, 2002.
(8)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on December 6, 2002.
(9)	Filed previously as an exhibit to Amendment No. 7 to the Registration Statement on Form SB-2 filed by Decorize, Inc. on December 19, 2003.
(10)	Filed previously as an exhibit to the Registration Statement on Form SB-2 filed by Guidelocator.com on September 29, 1999 (file no. 000-88083).
(11)	Filed previously as an exhibit to Amendment No. 4 to the Registration Statement on Form SB-2 filed by Decorize, Inc. on October 10, 2003.
(12)	Filed previously as an exhibit to Amendment No. 5 to the Registration Statement on Form SB-2 filed by Decorize, Inc. on November 13, 2003.
(13)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on February 17, 2004.
(14)	Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on February 17, 2004.
(15)	Filed previously as an exhibit to the Registration Statement on Form S-3 (File No. 333-113356) filed by Decorize, Inc. on March 5, 2004.
(16)	Filed previously as an exhibit to the Quarterly Report on Form 10-QSB filed by Decorize, Inc. on May 14, 2004.
(17)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Decorize, Inc. on January 18, 2005.
(18)	Filed previously as an exhibit to the Current Report on Form 8-K filed by Registrant on January 6, 2003.
(19)	Filed previously as an exhibit to Amendment No. 1 to the Registration Statement on Form SB-2 filed by Decorize, Inc. on March 24, 2003.
(20)	Filed herewith.
PII-6

UNDERTAKINGS

Decorize hereby undertakes that it will file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)    Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    Reflect in the prospectus any factors or events which, individually or together, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of the Registration Fee" table in the effective registration statement; and

(iii)    Include any additional or changed material information on the plan of distribution.

For the purpose of determining liability under the Securities Act of 1933, Decorize hereby undertakes to treat each post-effective amendment of this registration statement as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

Decorize hereby undertakes to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Decorize pursuant to the foregoing provisions or otherwise, Decorize has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Decorize of expenses incurred or paid by a director, officer or controlling person of Decorize in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Decorize will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, subject to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

PII-7

 SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Springfield, State of Missouri on May 31, 2005.

DECORIZE, INC.

By:	/s/ Stephen R. Crowder
Printed Name: Stephen R. Crowder
Titles: President and Chief Executive Officer

PII-8

POWER OF ATTORNEY

Each of the undersigned hereby appoints Stephen R. Crowder as the attorney and agent for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this registration statement and any and all applications, instruments and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

In accordance with the requirements of the Securities Act of 1933 this registration statement was signed by the following persons in the capacities and on the dates stated:

/s/ Stephen R. Crowder
Stephen R. Crowder Date: May 31, 2005	President, Chief Executive Officer and Director (principal executive officer)

/s/ Brent Olson
Brent Olson Date: May 31, 2005	Vice President of Finance and Treasurer (principal financial and accounting officer)

/s/ Kevin Bohren
Kevin Bohren Date: May 31, 2005	Chairman of the Board

/s/ James K. Parsons
James K. Parsons Date: May 31, 2005	Director and Executive Vice President

/s/ J. Michael Sandel
J. Michael Sandel Date: May 31, 2005	Director and Vice President

/s/ Richard Chalker
Richard Chalker Date: May 31, 2005	Director

/s/ Steven W. Fox
Steven W. Fox Date: May 31, 2005	Director

/s/ Fabian Garcia
Fabian Garcia Date: May 31, 2005	Director

PII-9